Leica
TS02

Annual General Meeting of Shareholders

2023 NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	1

Notice of Annual General Meeting
of Shareholders

To be held on May 23, 2023

MEETING INFORMATION

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of Endeavour Silver Corp. ("Endeavour Silver" or the "Company") will be held at 10:00 a.m. (Vancouver time) at Suite 1130 - 609 Granville Street, Vancouver, British Columbia, V7Y 1G5 on Tuesday, May 23, 2023 for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended December 31, 2022 with auditor's report thereon;

2. to elect eight directors for the ensuing year;

3. to appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration;

4. to consider, and, if deemed appropriate, to approve and ratify, by ordinary resolution, the amended and restated Advance Notice Policy of the Company, approved by the Board of Directors of the Company on November 5, 2022, as more particularly set out in the accompanying management information circular ("Information Circular"); and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy.  Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs.  The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

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This Notice of Meeting, the Information Circular and other Meeting materials will be available on Endeavour Silver's website at https://edrsilver.com/investors/overview/#investor-disclosure and under Endeavour Silver's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar as of April 12, 2023 and will remain on the website for one full year thereafter.  Meeting materials are also available upon request, without charge, by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775.

Only shareholders of record at the close of business on March 29, 2023 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on May 18, 2023 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 4th day of April 2023.

By Order of the Board of Directors

(signed)

Daniel Dickson

Director and CEO

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Message
from our CEO

Dear Stakeholders,

We recorded strong financial and operational performance in 2022 and made significant progress in advancing our growth pipeline. This performance was achieved alongside our enduring focus on sustainable development, notwithstanding a challenging period of ongoing cost pressures. Despite this external volatility, the fundamentals which underpin our business are positive and strongly position the Company for future success.

Business and market highlights

This past year was one of substantial progress in our mission to become a premier senior silver producer. We have many achievements for which to be proud. From an operational standpoint, we delivered our highest annual production in more than four years, totalling 9.0 million ounces of silver equivalent metal (80:1 ratio). We continued to de-risk Terronera and also acquired the world class Pitarrilla project, which both solidified our presence in Mexico and furthered our strategy of delivering industry leading growth. Meanwhile, we divested ourselves of the El Compas mine, after having suspended operations in 2021.

In the public markets, it was a turbulent year for all equities and our stock was no different, with a trading range of US$5.78 - $2.47. US interest rates rose at the fastest pace since the 1980's as inflation fears drove financial markets. Precious metals rebounded steadily in Q4 and ended the year relatively flat as signs of economic weakness became visible. While near term commodity action is still likely correlated to market sentiment around the US economy and Federal Reserve actions- the investment thesis for holding precious metals continues to build. I am excited that the Company is positioned to benefit significantly when this occurs.

Strong financial and operating performance

Through the efforts of our 1,283 employees and 567 contractors, we delivered on many fronts. We surpassed the upper end of our consolidated production guidance for the second year in a row, due to continuing strong performance at Guanaceví, totalling 6.0 million ounces of silver and 38,000 ounces of gold. As a result, we recorded the highest revenue in ten years of US$210 million, bolstered mostly by production volume generating EBITDA(1) of US$51.9 million. The higher revenue translated into increased cash flow with mine operating earnings of US$51.5 million, up 42% from the prior year, which drove earnings of US$6.2 million or US$0.03 per share. Our balance sheet also remains exceptionally strong with minimal long-term debt and a cash balance of US$83.4 million at year end. This financial strength will continue to support our growth and progress.

With significant volatility across markets, we successfully implemented a short-term sales strategy, by temporarily withholding metal sales to profit from price fluctuations. Particularly in Q4, as silver prices strengthened, we took advantage of higher prices by selling almost half the year's production. This approach served us well, with annual realized prices of US$22.07 per ounce silver and US$1,814 per ounce gold, both higher than average London prices in 2022.

During the year, inflationary pressures across the entire spectrum of inputs was felt across the mining sector. Both of our operations, Guanacevi and Bolañitos, experienced higher costs due to increased labour, power, steel and consumables. Consequently, our direct operating cost per tonne(1) increased by 13% over the year to US$130.80 tonne. Fortunately, the increased ore grades offset the increase in direct costs. Therefore, our unit costs were relatively in line with guidance with the 2022 cash costs(1) net of gold credits, of US$10.65 per ounce, slightly above guidance, and all in sustaining cost(1) of US$19.97 per ounce, slightly below guidance.  It is clear managing inputs and costs of inputs will continue to be a key focus in the years ahead.

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Exploration and development adds future value

As we look ahead, our commitment to creating shareholder value will continue by way of growth. In particular, our largest "in-house" discovery to date, the Terronera project, is our next core asset and paves the way for near-term growth. Once in production, Terronera will significantly increase our consolidated production and reduce our consolidated costs with a cost profile projected to be in the lowest quartile among the primary silver producers. During 2022, we continued to de-risk the project with investment expenditures totalling US$41 million, ahead of a formal construction decision. The Board of Directors is confident that Endeavour Silver is well placed to execute and approved an additional US$26 million of investment expenditures for Q1 2023, bringing total approved investment to nearly US$70 million.

We have been very busy and productive in preparing the site for full-scale construction while working to secure debt financing for a portion of the build. At year end, we had over 150 employees and contractors at the site, with two of five workforce camps being used for on-site accommodation. The project team has advanced front-end engineering, procured all major mill equipment, received the entire mobile mining fleet, activated land clearing for the plant site area, completed over 7 kilometres of road upgrade work and initiated development of the underground mine access. The project is moving forward, and we look forward to announcing the full details of the financing package at the appropriate time.

Beyond Terronera, we have multiple opportunities across our portfolio in Mexico, Chile and the US to deliver growth. Parral and Pitarrilla are both medium term projects that we are advancing in parallel to economic studies.

At the newly acquired Pitarilla project, we published a world class resource. We defined total Indicated Mineral Resources of 158.6 million tonnes containing 491.6 million ounces silver grading 96.4 grams per tonne (gpt), 1.1 billion pounds of lead grading 0.31% and 2.6 billion pounds of zinc grading 0.74% and a total Inferred Mineral Resource of 35.4 million tonnes containing 99.4 million ounces of silver grading of 87.2 gpt, 281 million pounds of lead grading 0.36%, 661 million pounds of zinc grading 0.85%(2). The comprehensive work done to date, combined with the size and the scale of the deposit, provide flexibility and versatility for various mining scenarios. In 2023, we plan to invest US$3 million to fortify an underground ramp to drill and better understand high-grade zones within the deposit as we advance toward an economic study.

And at our Parral project, drilling has gone extremely well in 2022, with some of the best grades and widths we've seen since we started drilling in 2018. Our target is to increase the resource to approximately 5 million tonnes for sufficient scale to model a production scenario.

Deepening our commitment to sustainability

2022 was also a year in which we advanced our sustainability commitments and actions. Sustainability is an imperative for Endeavour Silver -- essential to our success and growth. We began executing our 2022-2024 Sustainability Strategy, which is anchored on three pillars: People, Planet and Business. We launched or expanded many initiatives to further embed sustainable practices across our organization and create real value for our stakeholders.

For example, we achieved strong safety performance in 2022, as part of a four-year downward trend, with our reportable injury rate (RIR) dropping by 28% over 2021. We also aligned our health and safety practices with the ISO 45001 standards.

We took several steps to increase employee development, engagement and inclusion, with positive results across the Company. In addition, we amplified our community investments in Mexico, which rose by 17%, to support local needs such as education and employability skills. Endeavour Silver continues to collaborate with municipalities in our host communities to support local services and infrastructure, such as providing sustainable access to clean water for local communities.

Addressing climate change, which threatens our collective prosperity, is an important part of our Sustainability Strategy. It's an area that continues to gain attention and is of increasing concern to the investment community. Over the past year, we devoted a significant amount of time and effort across our organization to better understand the potential risks and opportunities related to climate change. These are discussed in our first climate disclosure report published earlier this year. The report highlights our approach to climate change and aligns with the recommendations of Task Force on Climate-Related Financial Disclosures. While it is still early days on our climate journey, we are trying to be thoughtful and diligent in determining the most effective steps for us, as we deepen our knowledge on climate change.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Most importantly, our view of climate change is not solely fixated on risk. There are also great opportunities in front of us. There is an emerging understanding of the importance of metals, especially silver, to support the transition to a low-carbon economy. The silver we provide sits at the very beginning of the supply chain for items that are needed and used by modern society.

2023 Outlook and Beyond

As we enter 2023, the global operating environment has certainly become more complex and there is a sense that Endeavour Silver has reached a critical inflection point, entering a period of significant growth as we transition from mature mines to new mines. We are focused on several key objectives for the year to create shareholder value:

  Continue to optimize our operations, with a focus on delivering free cash flow, raising productivity, improving safety and enhancing cost control;
  Secure project loan financing and advance construction at Terronera to become our new core asset and one of the lowest cost mines in the silver sector;
  Progress the new Pitarrilla project towards better understanding the high-grade zone and feeder structures, so that we can initiate an economic assessment for future production;
  Complete further drilling at Parral and initiate an economic assessment for future production;
  Grow through accretive M&A opportunities to enhance our production and organic growth profile; and
  Execute year two of our 2022-2024 Sustainability Strategy, which underpins our ESG initiatives and our strategic response to critical issues like climate change, health and safety, and community development.

I am honoured to lead a company that is driven by an exceptional team who rose to meet every challenge in 2022. I would like to thank everyone here at Endeavour Silver for delivering a remarkable year. Our results reflect your exceptional dedication and resilience. I also thank all our stakeholders, including shareholders, for your continued support and trust. Earning trust is a journey, built over time through performance, consistency and transparent communication. I am determined to continue demonstrating these key factors that have supported our success so that we maintain your confidence in us.

All of the points above highlight how Endeavour Silver is 'Enriched by our Past and Engaged in our Future'. On this note, I would like to acknowledge our former Executive Chairman and founder, Bradford Cooke, who unexpectedly passed last August after more than 45 successful years in the industry, including almost 20 years at Endeavour Silver. Brad's legacy lives on. His meaningful contributions truly enriched our Company and the communities we serve and helped pave the exciting path we're now on.

As we build Endeavour Silver for the future, the Board and the management team will continue to identify and prepare for opportunities that will shape Endeavour's growth. This approach has driven us on our mission to find, build and operate quality silver mines in responsible ways that create value for all stakeholders. With long-term value creation always top of mind, we are positioning ourselves as a top silver investment vehicle for investors seeking industry-leading growth.

Sincerely,

Dan Dickson,

Chief Executive Officer & Director

April 4, 2023

Notes:

(1) These are non-IFRS financial measures and ratios.  Further details on these non-IFRS financial measures and ratios can be found in the section "Non-IFRS Measures" in the December 31, 2022 MD&A available on SEDAR at www.sedar.com and on the Company's website.

(2) See the technical report entitled "Amended Technical Report on the Mineral Resources Estimate for the Pitarrilla AG-PB-ZN Project, Durango State, Mexico" dated March 15, 2023 with an effective date of October 6, 2022.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR

Annual General Meeting of Shareholders

Information Circular

General Information

References in this management information circular ("Information Circular") to "Endeavour Silver", the "Company", "we", "us" and "our" are references to Endeavour Silver Corp. and its subsidiaries unless otherwise specified or the context otherwise requires. "You", "your" and "shareholder" means the holders of common shares of Endeavour Silver ("Common Shares") as of the Record Date (as defined herein).

You have received this Information Circular for the 2023 annual general meeting of shareholders of Endeavour Silver to be held at 10:00 a.m. (Vancouver time) on Tuesday, May 23, 2023 (the "Meeting"), as our records indicate that you owned Common Shares as of the close of business on March 29, 2023 (the "Record Date"). You have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting personally or by proxy, including at any postponement or adjournment of the Meeting.

Your vote is important. The Board of Directors (the "Board") and management ("Management") of Endeavour Silver encourage you to vote.

This Information Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote using the applicable procedures described herein. If you have any questions about the voting procedures related to voting at the Meeting or about obtaining and depositing the required Proxy form, you should contact Endeavour Silver's transfer agent, Computershare Investor Services Inc. ("Computershare") by phone at 1-800-564-6253 (North American toll free).

Unless otherwise stated, information in this Information Circular is as of the April 4, 2023.

This Information Circular contains references to lawful currency of the United States (US$ or US dollars) and of Canada (C$ or Canadian dollars). All dollar amounts referenced in this Information Circular, unless otherwise indicated, are expressed in US dollars. The daily rate of exchange on April 4, 2023 as reported by the Bank of Canada, for the conversion of US$1.00 into Canadian dollars was C$1.3477 (C$1.00 equals US$0.7437).

As a shareholder, you can decide if you want to receive paper copies of the Company's interim and annual consolidated financial statements and management's discussion and analysis ("MD&A"). To receive paper copies of these materials, please complete the request contained on the proxy form provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

You can find financial information relating to Endeavour Silver in the Company's audited consolidated financial statements, MD&A and annual information form ("AIF") for our most recently completed financial year. These documents are available on the Company's website at www.edrsilver.com, on the System for Electronic Document Analysis and Retrieval (SEDAR) and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database.

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Cautionary Statement Regarding Forward-Looking Information

Certain statements contained in this Information Circular may constitute "forward-looking statements" or "forward-looking information" (collectively, forward-looking statements) within the meaning of applicable securities legislation and may include future-oriented financial information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements contained in this Information Circular are based on expectations, estimates and projections as of the date of this Information Circular and include, without limitation, those statements made in the "Message From Our CEO" section of this Information Circular; statements relating to the strategic vision for the Company and expectations regarding exploration potential; production capabilities and future financial or operational performance; the Company's ability to successfully advance its growth and development projects; the development and financing of the Terronera project; anticipated decisions on construction and financing; planned exploration and development of the Company's mineral properties, including prospects for the Company's Terronera, Pitarrilla and Parral projects; the Company's anticipated performance in 2023 and beyond, including changes in mining operations and forecasts of production levels; anticipated production costs and all-in sustaining costs; the impact of the novel coronavirus ("COVID-19") pandemic on the Company's operations; and plans related to the Company's business and other matters that may occur in the future.

Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the applicable property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of silver and gold, anticipated costs and the ability to achieve goals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, uncertainty as to duration and impact of the following: the COVID-19 pandemic; the Ukraine-Russia conflict; risks related to increased interest rates; precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and United States dollar); fluctuations in the price of consumed commodities; risks related to increased competition; risks and hazards of mineral exploration, development and mining activities; risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company's development activities will result in profitable mining operations; risks related to the adequacy or availability of infrastructure to support current or future mining developments; uncertainty in the Company's ability to fund the development of its mineral properties or the completion of further exploration programs; risks related to the Company's reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to the Company operating in foreign jurisdictions, including political, economic, and regulatory instability; risks related to changes in governmental regulations, including environmental, tax and labour laws and obtaining necessary licenses and permits; and risks related to recruiting and retaining qualified personnel, as well as those other factors described in the section entitled "Risk Factors" contained in the Company's most recently filed AIF and MD&A available on the Company's website at www.edrsilver.com, on SEDAR and on EDGAR.

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This list is not exhaustive of the factors that may affect the Company's forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of Management as of the date of this Information Circular. The Company will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Voting Information

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies The enclosed form of proxy (the "Proxy") is solicited by and on behalf of Management of the Company. The enclosed Proxy is for use at the Meeting for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The Company may retain other persons or companies to solicit proxies on behalf of Management, in which event customary fees for such services will be paid. The cost of solicitation by Management of the Company will be borne by the Company.

Notice and Access Process

The Company has decided to use the notice-and-access delivery process ("Notice and Access") under National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") adopted by the Canadian Securities Administrators for the delivery of the Notice of Meeting and Information Circular (collectively, the "Meeting Materials") to its registered and beneficial shareholders for the Meeting.  Endeavour Silver has adopted this process to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a notice ("Notice and Access Notification") with information on the Meeting date, location and purpose, as well as information on how they may access the Meeting Materials electronically or request a paper copy.  The Company will arrange to mail paper copies of the Meeting Materials to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Meeting Materials.

Shareholders who receive a Notice and Access Notification can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date of the filing of this Information Circular on SEDAR and EDGAR. Shareholders with questions about the Notice and Access system, or who would like to request printed copies of the Meeting Materials, should contact the Company by email at info@edrsilver.com or by calling toll free at 1-877-685-9775 (Canada and U.S.A.) or at +1-604-685-9775. A request for printed copies which are required in advance of the Meeting should be made no later than May 11, 2023 in order to allow sufficient time for mailing.

Voting Procedures

Who Can Vote

You are entitled to vote at the Meeting if you held Endeavour Silver Common Shares as of the close of business on March 29, 2023, the Record Date for the Meeting. Each Common Share you owned on the Record Date entitles you to one vote on each item of business to be considered at the Meeting.

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How to Vote

How you can vote depends on if you are a registered shareholder or a non-registered holder. The different voting options are summarised below. Please follow the appropriate voting option based on whether you are a registered shareholder or non-registered holder.

If you are unsure whether you are a registered shareholder or non-registered shareholder, please contact Computershare by phone at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) or by email at service@computershare.com.

If you have any questions before the Meeting about Endeavour Silver, the Meeting Materials, or the voting process, please contact us at info@edrsilver.com.

Voting Process

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate, or your Common Shares are registered in your name with Computershare. Registered shareholders may vote by participating in the Meeting, by appointing proxyholders, by telephone or by voting online.

Registered shareholders that wish to participate in the Meeting do not need to complete and deposit the Proxy and should register with the scrutineer at the Meeting.

Registered shareholders that wish to appoint a proxyholder to vote at the Meeting may complete the Proxy. The Proxy names Rex J. McLennan, Chair of the Board, or failing him, Daniel Dickson, Chief Executive Officer and a Director or failing him, Christine West, Chief Financial Officer as the Management designated proxyholders (the "Management Designated Proxyholders"). Shareholders have the right to appoint a person or company to represent the shareholder at the meeting other than the Management Designated Proxyholders. Registered shareholders that wish to appoint another person (who need not be a shareholder) to serve as proxyholder/alternate proxyholder at the Meeting may do so by striking out the names of the Management Designated Proxyholders and inserting the name(s) of the desired proxyholder/alternate proxyholder in the blank space provided in the Proxy.

Registered shareholders may direct the manner in which their Common Shares are to be voted or withheld from voting at the Meeting by marking their instructions on the Proxy. Any Common Shares represented by the Proxy will be voted or withheld from voting by the Management Designated Proxyholders/proxyholder/alternate proxyholder in accordance with the instructions of the registered shareholder contained in the Proxy. If there are no instructions, those Common Shares will be voted "FOR" each matter set out in the Notice of Meeting. The Proxy grants the proxyholder discretion to vote as such person sees fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, Management of the Company knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting. No person who is a director of the Company has informed Management that he or she intends to oppose any action to be taken by Management at the Meeting.

Registered shareholders may deposit their proxies with Computershare by mail or courier, or alternatively, may vote by telephone of the internet in accordance with the following instructions:

By Internet:

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you are using a smartphone, you can scan the QR code on your proxy form.

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By Telephone:

Call 1-866-732-8683 from a touch-tone telephone and follow the instructions. You will need your 15-digit control number, which appears in the bottom left corner of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the Management Designated Proxyholders as your proxyholder.

By Mail or Courier

Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided. If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.

Attention: Proxy Department

100 University Avenue, 8th Floor

Toronto, Ontario  Canada  M5J 2Y1

To be used at the Meeting, a completed Proxy must be deposited with, or telephonic/online votes must be received by Computershare by 10:00 a.m. (Vancouver time) on May 18, 2023 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.

Registered shareholders may revoke a vote made by Proxy by:

  voting again on the internet or by telephone before 10:00 am (Vancouver time) on May 18, 2023, following the procedures described above;
  submitting a new completed Proxy that is dated later than your original proxy and is received by Computershare at the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day before the day set for the holding of the Meeting at which the Proxy is to be used;
  an instrument in writing provided to the Chair of the Meeting, at the Meeting of shareholders, before any vote in respect of which the Proxy is to be used shall have been taken; or
  any other manner permitted by law.

Non-Registered Holders

You are a non-registered holder if your Common Shares are registered in the name of an intermediary ("Intermediary") (such as a broker, bank, trust company, securities dealer, trustees or administrators of RRSPs, RRIFs, RESPs or similar plans) or clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust Company).

Non-registered holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those non-registered holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of NI 54-101, the Company has distributed the Notice and Access Notification in connection with this Meeting to Intermediaries and clearing agencies for onward distribution to non-registered holders.

The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO's Intermediary assumes the costs of delivery.

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Intermediaries which receive the proxy-related materials (including Notice and Access Notification) are required to forward the proxy-related materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries often use service companies to forward proxy-related materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive proxy-related materials (including OBOs who have made the necessary arrangements with their Intermediary for the payment of delivery and receipt of such proxy-related materials) will be sent a voting instruction form which must be completed, signed and returned by the non-registered holder in accordance with the Intermediary's directions on the voting instruction form. In some cases, such non-registered holders will instead be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the non-registered holder but which is otherwise not completed. This form of proxy does not need to be signed by the non-registered holder, but to be used at the Meeting, needs to be properly completed and deposited with Computershare as described under "Voting Procedures - Voting Process - Registered Shareholders" above. Alternatively, some non-registered holders may be able to vote by telephone or online and should refer to the voting instruction form or form of proxy, as applicable, for further details and instructions. Non- registered holders should contact their Intermediaries if they did not receive either a voting instruction form or a pre-authorized form of proxy.

Your Intermediary will have its own procedures that you should carefully follow to ensure your Common Shares are voted on your behalf by your Intermediary at the Meeting. Please be aware that the deadline for submitting your voting instruction form or form of proxy to your Intermediary may be earlier than the deadlines for registered shareholders set out above. Your voting instructions must be received in sufficient time to allow your instructions to be forwarded by your Intermediary to Computershare for receipt before 10:00 a.m. (Vancouver time) on May 18, 2023.

Non-registered holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or form of proxy is to be delivered.

The purpose of these procedures is to permit non-registered holders to direct the voting of the Common Shares that they beneficially own. Should a non-registered holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered holder), the non-registered holder should insert the non-registered holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

Non-registered holders who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instructions.

Processing the Votes

The Company's transfer agent, Computershare, or its authorized agents, count and tabulate the votes on our behalf. Endeavour Silver will announce the voting results of the Meeting by press release and file them on SEDAR and EDGAR after the Meeting.

Quorum and Approval

The Company's Articles provide that a quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued Common Shares entitled to be voted at the Meeting. A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the resolutions referred to in the accompanying Notice of Meeting.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	12

Voting Shares and Principal Holders Thereof

The authorized share structure of the Company consists of an unlimited number of Common Shares without par value. As of the Record Date, 191,276,399 Common Shares were issued and outstanding.

Each shareholder is entitled to one vote for each Common Share held as of the Record Date. The failure of any shareholder to receive the Notice of Meeting does not deprive such shareholder of his, her, their or its entitlement to vote at the Meeting.

To the knowledge of the directors or executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the Company's issued and outstanding Common Shares as at the Record Date.

Business to be transacted at the Meeting

The Meeting will address the following matters:

1. Receiving the audited consolidated financial statements of the Company for the year ended December 31, 2022 with auditor's report thereon.

2. Electing eight directors for the ensuing year.

3. Appointing the auditors for the ensuing year and authorizing the directors to fix the auditors' remuneration.

4. Considering, and, if deemed appropriate, approving and ratifying by ordinary resolution, the amended and restated Advance Notice Policy, approved by the Board on November 5, 2022, as more particularly set out herein.

5. Transacting such other business as may properly come before the Meeting or any adjournment thereof.

Receiving the Audited Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2022, and related auditor's report, will be presented at the Meeting. The audited consolidated financial statements are available on the Company's website, on SEDAR and EDGAR. Printed copies will be mailed to shareholders who requested a copy.

Election of Directors

The term of office of each of the present directors expires at the close of the Meeting. Management proposes to nominate the persons listed below in "Nominees for Election of Directors" for election as directors at the Meeting and the Management Designated Proxyholders named in the Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, all Proxies will be voted "For" the nominees herein listed. Each director elected at the Meeting will hold office until the Company's next annual general meeting, or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Company's Articles or with the provisions of the Business Corporations Act (British Columbia). Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the Meeting, any of the listed nominees withdraws or for any other reason will not stand for election at the Meeting, it is intended that discretionary authority shall be exercised by the Management Designated Proxyholders or other proxyholder/alternate proxyholder, as the case may be, named in the Proxy as nominee to vote the Common Shares represented by the Proxy for the election of any other person or persons nominated by the Company to stand for election as directors, unless the shareholder has specified in his, her, their or its Proxy that the shareholder's Common Shares are to be withheld from voting on the election of directors.

Advance Notice Policy

The Company has adopted a policy (the "Advance Notice Policy"), which was approved by the Board on April 11, 2013, and subsequently approved by shareholders of the Company on May 22, 2013.

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Through the Advance Notice Policy, the directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide shareholders, directors and Management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual general and/or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general and/or special meeting of shareholders.

On November 5, 2022, the Advance Notice Policy was amended by the Board (the "Amended and Restated Advance Notice Policy") in order to make certain changes to decrease the amount of time a nominating shareholder wishing to nominate a person for election to the Board must provide notice of such nomination to the Chief Executive Officer of the Company prior to an annual meeting of shareholders, subject to approval and ratification by the shareholders of the Company as outlined below under "Approval and Ratification of Amended and Restated Advance Notice Policy".

Pursuant to the Amended and Restated Advance Notice Policy, any additional director nominations for the Meeting must be received by the Company in compliance with the Amended and Restated Advance Notice Policy by April 23, 2023. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Amended and Restated Advance Notice Policy.

No director nominations have ben made by the shareholders of the Company in connection with the Meeting under the terms of the Amended and Restated Advance Notice Policy as at the date of this Information Circular.

Majority Voting Policy

The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee ("CG&NC") and the Board. The CG&NC shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director but addressing what the CG&NC believes to be the underlying cause of the withheld votes, resolving that the director will not be re-nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to Toronto Stock Exchange ("TSX") rules, the Board shall accept such director's resignation absent exceptional circumstances.

The CG&NC in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the CG&NC or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the CG&NC within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board's decision, the Company will promptly issue a press release disclosing the Board's determination (and, if applicable, the reasons for rejecting the resignation).

If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director's resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director's successor is duly elected, or the director's earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.

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Nominees for Election as Directors

At the 2022 annual general meeting of shareholders of the Company held on May 12, 2022, the shareholders of the Company approved the setting of the number of directors at eight. The Board currently consists of seven directors as a result of Mr. Cooke's passing. At the Meeting, shareholders of the Company will be asked to elect eight directors. Voting for the election of the eight nominee directors will be conducted on an individual basis. All nominees have agreed to stand for election. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The Board has determined that six of the eight nominees are independent under Canadian National Instrument 52-110 - Audit Committees ("NI 52-110") and the New York Stock Exchange ("NYSE") requirements.

The following disclosure sets out, as at the Record Date: (a) the names of all eight nominees for election as directors and their residency; (b) all major offices and positions with the Company each nominee now holds; (c) each nominee's present principal occupation, business or employment; (d) the period of time during which each nominee  has been a director of the Company, if applicable; (e) the number of Common Shares, stock options, performance- share units ("PSUs") and deferred share units ("DSUs") beneficially owned by each nominee, directly or indirectly, or over which each nominee exercised control or direction; (f) other current public company board memberships and committees, and (g) each nominee's attendance at the Company's Board and Board committee meetings in the year ended December 31, 2022, if applicable.

The information as to the securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised has been furnished to the Company by the nominees or has been extracted from insider reports filed by the respective nominees which are publicly available through the internet at the website for the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca.

The Board recommends you vote FOR all of the director nominees.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE “FOR” THE ELECTION OF THE NOMINATED DIRECTORS.

Our Nominees at a Glance

Geographic Mix	Gender	Independence

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Rex J. McLennan, ICD
Independent Director Age: 71 Residence: British Columbia, Canada Director since: June 12, 2007 Principal Occupation: Corporate Director	Rex J. McLennan is an experienced corporate director and former senior executive, having served on many public and private company boards over the past 15 years. His professional and executive career of over 30 years also included C-level executive positions serving as chief financial officer for Viterra, prior to its acquisition by Glencore in 2012, and Placer Dome, a global mining company acquired by Barrick Gold in 2006; with an earlier career in Imperial Oil, a major subsidiary of Exxon-Mobil. As an independent corporate director, he has chaired the audit committees of several publicly traded companies He is also a director of the First Circle Financial Group and a past director of Pinnacle Renewable Energy Inc, Boart Longyear Ltd, and the World Gold Council, London UK.

		Mr. McLennan holds an MBA (Finance & Accounting) from McGill and BSc (Mathematics & Economics) from the University of British Columbia. He is a member of the Institute of Corporate Directors (Canada) having received his ICD.D designation in June 2013.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	91.90%	Board (Chair) (1)	3 of 3	100%
Withheld:	8.10%	Lead Director (2)	4 of 4	100%
		Corporate Governance and Nominating Committee (Chair)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
		Sustainability Committee (member)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	Nil Nil 346,850	None	None

Notes:

(1) Mr. McLennan was appointed as Chair of the Board effective August 29, 2022 and his meeting attendance reflects meetings held from his time of appointment through December 31, 2022.

(2)  Mr. McLennan acted as Lead Director from May 12, 2021 to August 29, 2022. As an Independent Chair of the Board, Mr. McLennan is invited to attend all Committee meetings.

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Margaret M. Beck
Independent Director Age: 60 Residence: Arizona, U.S.A. Director since: May 7, 2019 Principal Occupation: Corporate Director	Margaret Beck is a highly regarded Executive Committee member and Finance Senior Executive with over 30 years in the mining business. Primarily, Margaret ascended the ranks with global conglomerate BHP at different levels of the organization, including executive, regional and operational levels across four countries. Margaret started her career as a graduate at BHP in San Francisco working in the finance team and moved her way up to various VP Finance roles, leading the finance teams in Base Metals, Exploration, Iron Ore and, most recently, for the Minerals Australia Division.

She held the VP roles in Chile, Singapore and Australia. During her time at BHP, she consistently delivered financial excellence influencing key decisions regarding investments for the business, including major capital project approvals, business-wide strategy and the end-to-end planning framework. She also maintained relationships with key stakeholders including financial institutions, joint venture partners and governments, and oversaw the reporting processes. Margaret led the team that won the CFO Award for Excellence in Financial Reporting in BHP Billiton in 2009 and again in 2011. She also acted as President of the global minerals exploration business for BHP Billiton in 2013.

		Margaret holds a Bachelor of Science in Business Administration, Accounting from the University of Arizona, Tucson and speaks intermediate Spanish.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	95.78%	Board (member)	7 of 7	100%
Withheld:	4.22%	Audit Committee (Chair)	4 of 4	100%
		Corporate Governance and Nominating Committee (member)	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	Nil 38,097 190,459	None	None

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Ricardo M. Campoy
Independent Director Age: 72 Residence: New York, U.S.A Director since: July 9, 2010 Principal Occupation: Senior Advisor, Capstone Partners and Managing Director of HeadwatersMB	Ricardo Campoy is a mining engineer with a decades-long career in mining, merchant and investment banking, and financial advisory roles for resource companies, financial institutions and investment funds. Mr. Campoy is the Managing Director of the Minerals Capital and Advisory practice for Capstone Partners, an investment bank.

Previously, since mid-2006, he was in private practice as a financial advisor. From 2004 to 2006 he was Managing Director and Head of the Mining and Metals Group for WestLB in New York. Prior to 2004, Mr. Campoy held senior management positions with McFarland Dewey & Co. LLC, ING Capital, Swiss Bank, Elders Resources Finance Inc., European Banking Company and Continental Illinois Bank.

Before his banking career, Mr. Campoy worked in various engineering and supervisory production positions with Inspiration Copper Inc., Dravo Corporation, BCL Bamangwato Concessions Ltd. and AMAX Inc. In addition to the Company, Mr. Campoy has served on a number of mining company boards.

		Mr. Campoy holds a B.Sc. in Mining Engineering from the Colorado School of Mines and a Masters of International Management (Finance) from the American Graduate School of International Management in Phoenix, Arizona.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	95.97%	Board (member)	6 of 7	86%
Withheld:	4.03%	Compensation Committee (Chair)	3 of 3	100%
		Audit Committee (member)	3 of 4	75%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	4,000 163,500 154,949	None	None

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Daniel Dickson
Non-Independent Director Age: 43 Residence: British Columbia, Canada Director since: May 12, 2021 Principal Occupation: Chief Executive Officer of the Company	Dan Dickson was appointed as Chief Executive Officer in May 2021 and is responsible for the company's strategic direction, vision, growth and performance, with a focus on creating shareholder value.

In Dan's previous role as the Chief Financial Office of the Company, he was responsible for financial reporting, leading financing solutions, steering M&A, and overseeing the IT, legal and administration functions. He also has a solid track record in supporting and guiding the Company's executive board. Dan has been instrumental in building the Company's financial infrastructure as the company grew over the past 15 years from four employees to a team of more than 2,000.

Prior to joining the Company, Dan worked with KPMG LLP in the assurance group where he focused on publicly traded precious metals companies.

		Dan holds a Bachelor of Commerce in Accounting from the University of British Columbia and is a member of the British Columbia Institute of Chartered Accountants (CPA, CA).
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.99%	Board (member)	7 of 7	100%
Withheld:	2.01%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: PSUs:	271,624 970,000 225,000	None	None

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Amy Jacobsen
Independent Director Age: 56 Residence: South Carolina, U.S.A Director since: January 3, 2022 Principal Occupation: President of Windward Consulting LLC	Amy Jacobsen has a diverse global experience in the minerals industry and was recognized among the 100 Global Inspirational Women in Mining 2020. Her experience includes business leadership combined with a strong knowledge of the technical aspects of mineral projects and the requirements for Mineral Resource and Ore Reserve reporting. This is the result of over 30 years of experience in the industry and in managing and conducting independent technical evaluations and valuations in support of mineral project development and financial transactions. Ms. Jacobsen started her career at Homestake and Hazen Research before moving to Stone and Webster Management Consultants. Most recently, she spent 15 years in various management positions at Behre Dolbear Group, including 3 years as chair of the board of directors from 2016 to 2019. Ms. Jacobsen is currently the President of Windward Consulting as well as Adjunct Professor in the Professional Masters - Mining Engineering and Management degree program at the Colorado School of Mines.

		Ms. Jacobsen graduated from the Colorado School of Mines with a B.S. in metallurgical engineering as well as a Master of Business Administration from the Executive MBA program at the University of Denver. She is a Qualified Professional, a registered Professional Engineer and an Associate Member of the International Institute of Mineral Appraisers. Ms. Jacobsen is a past president of the Mining and Metallurgical Society of America.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.87%	Board (member) (1)	7 of 7	100%
Withheld:	2.13%	Audit Committee (member)	4 of 4	100%
		Sustainability Committee (member)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	Nil Nil 53,373	None	None

Notes:

(1)  Ms. Jacobsen was appointed member of the Board effective January 3, 2022.

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Kenneth Pickering
Independent Director Age: 75 Residence: British Columbia, Canada Director since: August 20, 2012 Principal Occupation: Corporate Director	Ken Pickering is a professional engineer and former mining executive with more than 50 years of experience working in the natural resource sector building and operating major mining operations in Canada, Chile, Australia, Peru and the US.

		Mr. Pickering has held independent director positions with Teck Resources, Taseko Mines and Northern Dynasty Minerals. Mr. Pickering previously held a number of positions worldwide over a 39 year career with BHP Billiton Base Metals including President of Minera Escondida Ltda. and was intimately involved in the planning, development, initial operation and subsequent expansion phase of the Escondida copper project. He is a graduate of the University of British Columbia (BASc) and AMP Harvard Business School.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	97.23%	Board (member)	7 of 7	100%
Withheld:	2.77%	Sustainability Committee (Chair)	4 of 4	100%
		Compensation Committee (member)	3 of 3	100%
		Audit Committee (member)	4 of 4	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	5,000 58,597 330,676	Northern Dynasty Minerals Ltd, Director, TSX (1)	Chair Compensation Committee Chair Sustainability Committee
		Taseko Mines Limited, TSX (1) NYSE (2)	Chair Safety and Sustainability Committee Chair Compensation Committee

Notes:

(1) "TSX" means the Toronto Stock Exchange.

(2) "NYSE" means the New York Stock Exchange.

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Mario D. Szotlender
Independent Director Age: 61 Residence: Caracas, Venezuela Director since: July 25, 2002 Principal Occupation: Corporate Director	Mario Szotlender is a financier and businessman with a Bachelor's degree in International Relations from the Universidad Central de Venezuela. He has successfully directed Latin American affairs for numerous private and public companies for over 25 years, specializing in developing new business opportunities and establishing relationships with the investment community.

He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was also President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

		In addition to the Company, Mr. Szotlender is a director of Atico Mining Corporation, Fortuna Silver Mines Inc. and Radius Gold Inc.
Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
For:	95.53%	Board (member)	7 of 7	100%
Withheld:	4.47%	Corporate Governance and Nominating Committee (member)	3 of 3	100%
		Sustainability Committee (member)	4 of 4	100%
		Compensation Committee (member)	3 of 3	100%
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: DSUs:	173,600 151,597 271,831	Atico Mining Corporation, TSXV (2)	Compensation Committee Chair Audit Committee member
		Fortuna Silver Mines Inc., TSX (1); NYSE (3)	Sustainability Committee member
		Radius Gold Inc., TSXV (2)	Compensation Committee member Audit Committee member

Notes:

(1) "TSX" means the Toronto Stock Exchange.

(2) "TSXV" means TSX Venture Exchange.

(3) "NYSE" means the New York Stock Exchange.

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Christine West
Non-Independent Director (If elected) Age: 57 Residence: British Columbia, Canada Principal Occupation: Chief Financial Officer of the Company	Christine West joined Endeavour Silver in March 2008 and has 30 years' of experience in the resource sector. With more than 15 years of service at Endeavour Silver, she brings extensive skill, experience and perspective to the management team.

Appointed as Endeavour's Chief Financial Officer effective May 2021, Christine is responsible for the strategic direction and oversight of all finance and accounting functions of the organization including regulatory and compliance oversight. In her previous role as the Vice President, Corporate Controller, she was responsible for financial reporting and the day-to-day management of the finance and accounting functions for the corporate head office and operations.

Prior to joining Endeavour Silver, Christine was the Chief Financial Officer of Portal Resources Corp., the Corporate Controller for Nevada Pacific Gold, and Manager, Client Services, with Pacific Opportunity Capital Ltd., a private financial consulting services company, where she was responsible for the financial reporting, cash management and control for public and private clients in a variety of industries, including the resource sector. Christine is a member of the Chartered Professional Accountants of British Columbia.

Voting Results of 2022 Annual General Meeting		Board/Committee Membership	Attendance
N/A	N/A	None	N/A	N/A
Securities Held on Record Date		Other Public Company Directorships	Other Public Company Committee Appointments
Common Shares: Stock Options: PSUs:	Nil 317,800 134,000	None	None

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	23

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, none of the proposed directors is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that

a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an "Order"), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or

b) was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Mario D. Szotlender is a director of Fortuna Silver Mines Inc. ("Fortuna") and was a director of Fortuna when a management cease trade order was issued by the British Columbia Securities Commission ("BCSC") on April 3, 2017 against the Chief Executive Officer and Chief Financial Officer of Fortuna in connection with Fortuna's failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016.  Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company's filings by the United States Securities and Exchange Commission.  On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Ricardo M. Campoy was Chairman and a director of General Moly, Inc. ("General Moly") and held such positions on November 20, 2020 when the Ontario Securities Commission issued a cease trade order ("CTO") in respect of the securities of General Moly as a result of General Moly's failure to file by the filing deadline its interim financial statements for the quarter ended September 30, 2020, the related management's discussion and analysis, and the required related certifications. The CTO remains applicable in all jurisdictions in Canada in which General Moly is a reporting issuer with certain exemptions for beneficial holders of General Moly's securities. General Moly announced on October 1, 2020 that the NYSE American had suspended the trading of General Moly's common stock. The OTC Pink Open Market in the United States also halted trading in General Moly's common stock on November 17, 2020. The TSX delisted General Moly's common stock effective at the close of market on December 29, 2020.

Other than disclosed herein, no proposed director is, as at the date of this Information Circular, or has been, within the 10 years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Ricardo M. Campoy was Chairman and a director of General Moly and held such positions on November 18, 2020 when General Moly filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado (the "Bankruptcy Court"). General Moly announced that it was operating its business as a "debtor-in-possession" and filed a Plan of Reorganization and Disclosure Statement with the Bankruptcy Court. General Moly emerged from Chapter 11 on March 31, 2021. On March 31, 2021 the Bankruptcy Court issued an order confirming General Moly's Chapter 11 plan of reorganization and that, under the plan of reorganization, General Moly's assets would be transferred to a new venture and the existing equity interests in General Moly would be cancelled. In connection with such order, Mr. Campoy resigned as a director of General Moly effective March 31, 2021.

No proposed director has, within the 10 years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

ENDEAVOUR SILVER CORP | NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	24

Other than as disclosed herein, no proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Margaret M. Beck was an alternate director of Samarco Mineração S.A's ("Samarco"), an entity in which BHP Group Limited ("BHP") holds a 50% interest, when a dam failure occurred on November 5, 2015 at Samarco's iron ore operation in Minas Gerais, Brazil.  The Ministerio Público Federal of Brazil (Federal Prosecutors Office) has filed criminal charges before the Federal Court of Ponte Nova against BHP Billiton Brasil Ltda ("BHP Billiton Brasil") as well as eight current or former employees of BHP or BHP Billiton Brasil, including Ms. Beck.  On August 6, 2019 a habeas corpus petition filed on behalf of Ms. Beck was granted and the entire criminal case against her was dismissed. The Federal Prosecutors Office has appealed this decision and the appeal process is pending.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Appointment of Auditors

The auditors for the Company are KPMG LLP, Chartered Accountants ("KPMG"). At the Meeting, shareholders will be asked to approve: (a) the re-appointment of KPMG as auditors for the Company to hold office as such until the next annual general meeting of the Company; and (b) a resolution authorizing the Board to fix the remuneration to be paid to the auditors for the upcoming year. KPMG was first appointed as auditors for the Company on July 4, 1994.

The Board recommends you vote FOR the appointment of KPMG LLP as Endeavour Silver’s auditor and authorize the directors to fix the auditor’s remuneration.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S AUDITORS AND TO AUTHORIZE THE BOARD TO FIX THE AUDITORS' REMUNERATION.

Approval and Ratification of Amended and Restated Advance Notice Policy

On November 5, 2022, the Advance Notice Policy originally adopted by the Board on April 11, 2013 and subsequently approved by shareholders of the Company on May 22, 2013 was amended and restated by the Board, reducing the number of days of notice that a shareholder wishing to nominate a person for election to the Board at an annual meeting of shareholders must give to the Chief Executive Officer of the Company from not less than 60 days to not less than 30 days prior to the date of the annual meeting. No other amendments were made to the Advance Notice Policy by the Board.

Shareholders are directed to review the complete terms and conditions of the Amended and Restated Advance Notice Policy attached to this Information Circular as Schedule "A".

In order for the Amended and Restated Advance Notice Policy to remain in effect following the conclusion of the Meeting, it must be ratified, confirmed and approved by ordinary resolution of shareholders of Endeavour Silver present in person or voting by proxy at the Meeting.

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At the Meeting, the shareholders of the Company will be asked to consider, and, if deemed appropriate, to ratify, confirm and approve, by ordinary resolution (the "Amended Advance Notice Policy Resolution"), the amended and restated Advance Notice Policy of the Company as follows:

"IT IS RESOLVED, as an ordinary resolution that:

1. the amended and restated Advance Notice Policy (the "Amended and Restated Advance Notice Policy") of the Company, substantially as described in, and in the form attached to, the management information circular of the Company dated April 4, 2023 (the "Information Circular"), is hereby ratified, confirmed and approved;

2. the Board of Directors of the Company is authorized, in its absolute discretion, to administer the Amended and Restated Advance Notice Policy and amend or modify the Amended and Restated Advance Notice Policy in accordance with its terms and conditions; and

3. any one director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution."

If the Amended and Restated Advance Notice Policy is not ratified, confirmed and approved by the shareholders of Endeavour Silver at the Meeting, then the Advance Notice Policy ratified and approved by Endeavour Silver's shareholders on May 22, 2013 shall be reinstated and continue in full force and effect as if unamended.

The Board recommends you vote FOR the approval of the Amended and Restated Advance Notice Policy Resolution.

UNLESS OTHERWISE INSTRUCTED, THE MANAGEMENT DESIGNATED PROXYHOLDERS APPOINTED PURSUANT TO THE ACCOMPANYING PROXY FORM WILL VOTE "FOR" THE AMENDED AND RESTATED ADVANCE NOTICY POLICY RESOLUTION.

Other Business

If any other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As of the date of this Information Circular, we are not aware of any other items of business to be considered at the Meeting.

Management Update

Following the formal business of the Meeting, Mr. Dickson will present an overview of the Company's business strategy and objectives and activities underway at each of our projects. Shareholders present at the Meeting will have an opportunity to ask questions of Mr. Dickson and Management throughout the Meeting and subsequent update.

Corporate Governance Overview

Endeavour Silver's success as a company, in both the public markets and the communities in which it operates, is based on our reputation for sound corporate governance and ethical business practices. We believe that good corporate governance is essential to achieve effective management of our Company and operations and to maximize shareholder value.

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Guidelines for effective corporate governance of listed companies are set out in National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance Guidelines (together, the "Corporate Governance Disclosure Rules"), among others. The Company has reviewed its own corporate governance practices considering the Corporate Governance Disclosure Rules and has complied with the applicable rules.

The Board is committed to following sound corporate governance practices, as such practices are both in the interests of the Company and its shareholders and helps to contribute to effective and efficient decision-making. In support of this objective, the Board has adopted certain corporate governance policies, which are available on the Company's website at https://edrsilver.com/about-endeavour/governance/.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the "Code") that applies to its directors, officers and employees of the Company, as well as all business partners (i.e. suppliers, contractors or anyone that engages in a business relationship with the Company). The Code reflects the Company's commitment to a culture of honesty, integrity and accountability. The Code outlines the basis principles and policies of the Company on the following:

  compliance with laws, rules and regulations;
  conflicts of interest;
  corporate opportunities;
  confidentiality;
  protection and proper use of Company assets;
  insider trading;
  fair dealing;
  compliance with environmental laws;
  equal opportunity, discrimination and harassment;
  freedom of association;
  human rights;
  indigenous peoples;
  health and safety;
  financial business disclosure and accuracy of Company records and reporting;
  use of email and internet services;
  gifts and entertainment;
  payments to domestic and foreign officials;
  compliance procedures; and
  reporting of any illegal or unethical behavior.

The Code states that the Company's directors, officers and employees/business partners are encouraged to report violations of laws, rules, regulations or the Code. Retaliatory action against any employee who, in good faith, reports a possible violation is prohibited. Reporting of any illegal or unethical behaviour may be pursuant to the Company's Whistleblower Policy (as defined herein) that addresses any issues related to illegal or fraudulent activities or to the Company's Internal Grievance Mechanism that addresses any violation to the Code or any unethical behaviour from employees or business partners.

The Board, with the assistance of the Audit Committee and the CG&NC , monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors, officers, employees and business partners of the Company.

The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. The Code is available on the Company's website at https://edrsilver.com/about-endeavour/governance/ and under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a special committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

The Company has also adopted a whistleblower policy and reporting system (the "Whistleblower Policy"), which is available on the Company's website at https://edrsilver.com/site/assets/files/11350/edr_whistleblower_policy_-_en_2022.pdf. The Whistleblower Policy was last updated and approved on November 5, 2022 and complements the Code. The Code and Whistleblower Policy provide a mechanism for directors, officers, employees and contractors of the Company and its subsidiaries, to report violations or concerns. The reporting person is encouraged to discuss concerns or violations to the Code directly with their supervisor or the Human Resources representative. If for any reason, these channels are not appropriate, concerns can be reported through the alternative anonymous and confidential reporting system via the Internet, electronic email, telephone or mail. The system will provide immediate notice to the Business Ethics Advisor and the Chair of the Audit Committee. The Code requires any questions or reported violations to be addressed immediately and seriously and provides that reporting of suspected breaches can be made anonymously. Upon review and investigation of the reported matters, the Company may take corrective and disciplinary action, if appropriate.

Board of Directors

The Board is responsible for the stewardship of the Company. The Board is responsible for overseeing the conduct of the business of the Company and supervising Management who is responsible for managing the operations of the Company. In doing so, the directors must act honestly and in good faith with a view to the best interests of the Company.

The Board has developed and adopted a mandate (the "Board Mandate") that sets out in writing the Board's authority, responsibility, and function. The Board Mandate was most recently reviewed on November 5, 2022. A copy of the full text of the Board Mandate can be viewed at www.sedar.com and on the Company's website at www.edrsilver.com and is incorporated by reference herein. The following is a brief summary of the Board Mandate and reference should be made to the full text of the Board Mandate.

The Board Mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives, and supervising senior management who are responsible for the implementation of the Board's objectives and day-to-day management of the Company. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Company and its business.

The Board discharges its responsibilities both directly and through its committees, including the Audit Committee, the Compensation Committee, the CG&NC and the Sustainability Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

The Board Mandate outlines specific responsibilities of the Board in the following areas:

  Board organization and corporate governance;
  Management, officer duties, and compensation;
  strategic planning;
  monitoring of financial performance and other financial matters, including financial statements, the Company's internal control and management information systems, expenditures and budgets, and material transactions;
  risk management;
  policies and procedures; and
  communications and reporting.

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Independence

All of the directors of the Company are independent as defined under the Corporate Governance Disclosure Rules, except Daniel Dickson, who is the Chief Executive Officer of the Company ("CEO") and therefore, is not independent. If elected to the Board by the shareholders at the Meeting, Christine West will not be an independent director of the Company, as she is the Chief Financial Officer of the Company ("CFO").

Independence is in part a legal and regulatory construct. It is formally assessed annually and considered continually throughout the year to ensure the directors can act objectively and in an unfettered manner, independent of Management and free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act in the Company's best interests.

Separate Chair of the Board and Chief Executive Officer

The Company has a separate Chair of the Board (Rex J. McLennan) and CEO (Daniel Dickson). Having an independent Chair of the Board enables non-management directors to raise issues and concerns for Board consideration without immediately involving Management. The Chair of the Board also serves as a liaison between the Board and senior management.

Board Composition and Experience

The following table sets out the skills and areas of expertise possessed by each of the current directors, together with key demographic information about the current Board and their committee memberships. Additional information about each director is contained in their relevant profile.

Summary of Directors' Qualifications and Expertise

The CG&NC has determined that the eight director nominees possess the competencies necessary for the Board to effectively fulfill its responsibilities:

	Rex J. McLennan (Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario D. Szotlender	Christine West	Total (of 8)
Health, Safety, Environment & Human Resources	■	■				■	■		4
Industry Experience	■	■	■	■	■	■	■	■	8
Legal & Risk Management	■	■		■		■	■	■	6
Investor, Media, Government Relations	■	■		■		■	■	■	6
Information Technology	■	■		■		■	■	■	6
Banking & Capital Markets	■	■	■	■	■	■	■	■	8
Financial Accounting	■	■	■	■	■	■	■	■	8
Leadership	■	■	■	■	■	■	■	■	8

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	Rex J. McLennan (Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario Szotlender	Christine West	Total (of 8)
Committees
Audit Committee	■	Chair	■		■	■			5
Compensation Committee			Chair			■	■		3
CG&NC	Chair	■					■		3
Sustainability Committee	■				■	Chair	■		4

Contacting the Board:

Our Board values regular and constructive engagement with shareholders and encourages shareholders to express their views on governance matters directly to the Board. If you have questions regarding our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board

Endeavour Silver Corp

1130-609 Granville Street

Vancouver, BC V7Y 1G5

If your question relates to a Board committee matter, please address your note to the Chair of the appropriate committee.

Position Descriptions

Written position descriptions have been developed for the CEO, the Chair of the Board, and the Chair of each committee of the Board. The position descriptions are further augmented by the experience of the CEO, Chair of the Board and respective Chairs of the Board committees, who have a thorough knowledge and understanding of the responsibilities associated with their respective roles. Copies of the position descriptions for the CEO, the Chair of the Board and the Chair of each committee of the Board is available on the Company's website at https://edrsilver.com/about-endeavour/governance/.

In-camera Meetings

The independent directors hold regularly scheduled meetings which non-independent directors and members of Management may attend only by invitation, and such invitations may only be extended for specific agenda items. The Board regularly holds in-camera meetings attended by the independent directors, in conjunction with Board meetings and each of its committee meetings. On certain occasions, the CEO is invited to attend part of the in-camera meeting to discuss specific items or address questions that arise in the in-camera meetings. During the year ended December 31, 2022, the independent directors held seven Board meetings and seven in-camera meetings. In addition, four in-camera Audit Committee meetings were held during the year that were attended only by the Audit Committee members, other independent directors, as guests, and the Company's auditors, and three in-camera Compensation Committee meetings were held during the year that were attended only by the Compensation members, and other independent directors, as guests.

Board Orientation and Continuing Education

The Company's general education programs are overseen by the CG&NC.  See "Nomination of Directors" and "Committees of the Board" below for the responsibilities of the CG&NC.

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Endeavour and its business. New directors are provided with a comprehensive series of documents which includes, among other things, information about the duties and obligations of directors (including copies of the Code of Business Conduct and Ethics, Governance Guidelines and Board Mandate, Committee charters and Endeavour policies), descriptions of our organizational structure, operational reports, strategic plans and budgets, compensation plans, investor presentations and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a reasonable period after joining the Board. New directors are also invited to sit in on meetings of committees of which they are not a member to get an understanding on how these committees operate.

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Continuing education for all members of the Board is conducted primarily on an informal basis. Directors are encouraged to communicate with Management, internal and external auditors, and technical consultants, to keep themselves current with industry trends and developments and changes in legislation, with Management's assistance, and to attend related industry seminars and visit the Company's operations. Following initial onboarding, directors have full access to the Company's records and meet directly with Management as required.

Directors are encouraged to visit the Company's operations, and the Company strives to have at least one Board meeting per year include a tour of a Company site. The Company's November 2022 Board meeting was held in Durango, Mexico, and most of the directors personally attended a tour of the Company's Durango site in Mexico.  The Company also organizes site visits for directors, so they gain additional insights into various aspects of the Company's business and our global operations. Site visits also give directors an opportunity to meet directly with management and other employees in those areas or regions.

The Company and its directors are members of the Institute of Corporate Directors and members are encouraged to seek continuing education. Rex J. McLennan completed the ICD Director's Education Program in 2013 and earned the ICD.D designation in June 2013.

The following table provides details regarding each director's continuing education during the year ended December 31, 2022:

Director	Course / Event
Rex J. McLennan (Chair)
  Attended various seminars and webinars throughout 2022 offered by ICD including, among others, CGI Global Summit 2022: Ambition to Action
  Attended CIBC Sustainability 2.0 Insight into climate-related disclosures and Human Capital - An Investment Factor
  Site visit - Durango, Mexico (November 2 - 6, 2022)

Margaret M. Beck	Site visit - Durango, Mexico (November 2 - 6, 2022) Attended various seminars and webinars throughout 2022 offered by KPMG Attended a webinar offered by ICD
Ricardo M. Campoy	Attended various seminars and webinars throughout 2022 offered by ICD
Daniel Dickson
  Attended various mining conferences including BMO Metals and Mining Conference and Gold Forum and Prospectors & Development Association of Canada Conference
  Attended various economic seminars by CIBC, TD and BMO banks
  Site visit - Durango, Mexico (November 2 - 6, 2022)

Amy Jacobsen
  Presented at 68th Annual Natural Resources and Energy Law Institute - "The Value of Technical Due Diligence Reviews in Mining Transactions"
  Site visit - Durango, Mexico (November 2 - 6, 2022)
  Attended various webinars throughout 2022 offered by the Mining and Metallurgical Society of America

Kenneth Pickering
  Attended various courses and seminars offering by Engineers & Geoscientists British Columbia including 4 Seasons of Reconciliation - Indigenous Awareness Learning
  Site visit - Quebrada Blanca (Chile) in March 2022 and Gibralter Minesite in September 2022

Mario D. Szotlender	At each of the quarterly meetings of the Board, directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

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Acronyms used in this table:

ICD - Institute of Corporate Directors

Board and Director Assessments

The CG&NC is tasked with assessing at least annually the effectiveness and contribution of the Board, its committees and individual directors.  The assessment is conducted through formal, written questionnaires to each director.  The CG&NC then reviews the completed questionnaires and provides a written report on its findings to the Board, including an assessment as to whether the Board and its directors are meeting their obligations under applicable securities legislation and are otherwise performing effectively.

In January 2022, the CG&NC solicited feedback on a confidential basis from each director regarding the performance and effectiveness of the Board and each Board committee, as well as individual director performance and contribution, using third-party online evaluation questionnaires. The topics covered by the questionnaires included the director selection process, the conduct of meetings and the composition of the Board and committees, as well as peer review by each director of the conduct of the Board, the committees, and their respective members. The most recent report was delivered to the Board in February 2023.

Nomination of Directors

The Company's director nomination program is overseen by the CG&NC. The CG&NC annually reviews the skills, expertise, and other qualities the Board should collectively possess, and the skills, expertise and other qualities possessed by each director, to identify any gaps. This review was most recently completed in February 2023.

The CG&NC is responsible for recommending to the Board appropriate criteria for the selection of new directors and, in consultation with the Board, establishing a process for selection of new directors. While the CG&NC has the primary responsibility for identifying prospective directors, all qualified candidates proposed are considered.  See "Corporate Governance and Nominating Committee" for a description of the responsibilities, powers and operation of the CG&NC.

Diversity Policy

The Company recognizes the value of diversity among its directors and Management and has adopted a diversity policy (the "Diversity Policy") as part of our efforts to create a diverse and inclusive corporate culture that solicits multiple perspectives, free of conscious or unconscious bias and discrimination. The Diversity Policy sets a target of achieving at least 30% representation of women on the Board by the Company's 2023 annual meeting of shareholders. Two of the Company's current seven directors (28.57%) are women. Two of the Company's current directors have Latino background.

Under the Diversity Policy, the CG&NC must consider various diversity criteria, including race and gender diversity, when assessing the optimal composition of the Board and recommending nominees to fill Board vacancies. In particular, the CG&NC must ensure that appropriate efforts are made to include women in the list of candidates being considered for a Board positions, and may engage qualified, independent external advisors to conduct a search for candidates to help achieve diversity objectives, including gender diversity. If no women are selected from the list of candidates recommended for a Board position, the Board must have objective reasons to support such a determination. A copy of the Diversity Policy is available on our website at https://edrsilver.com/about-endeavour/governance/.

The Company has not adopted a target regarding women in executive officer positions of the Company. Currently 25% of the Company's executive officers are female.  Pursuant to the Diversity Policy, Management of the Company will seek to have at least one woman candidate under consideration for any new senior management positions to be filled.

If all director nominees are elected at the Meeting, the Company will have achieved the target of 30% female directors in 2023 with three directors on the Board of eight director being women (37.5%). The Board and Management will consider executive officer candidates if, as and when the need arises based upon candidate qualifications, abilities and potential contributions irrespective of gender.

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The Company uses best practices to obtain sufficient applicants for open officer positions, including web postings on leading job sites, engaging search and recruitment firms and a number of other recruitment tools.

	Rex J. McLennan (Chair)	Margaret M. Beck	Ricardo M. Campoy	Daniel Dickson	Amy Jacobsen	Kenneth Pickering	Mario Szotlender	Christine West	Total (of 8)
Board Composition
Gender: Male	■		■	■		■	■		5 (62.5%)
Gender: Female		■			■			■	3 (37.5%)
Independent	■	■	■		■	■	■		6 (75%)
Demographic Background
Hispanic or Latino			■				■		2
Caucasian	■	■		■	■	■		■	6

Director Term Limits and Retirement

The Company has not adopted director term limits or other formal mechanisms for Board renewal. The Company believes that its Board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the CG&NC and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs.

Further, the Company makes long-term investments in mining projects and the Board believes that the ongoing industry experience and the corporate memory and perspective of long-serving directors with the Company gained through multiple commodity price cycles as they affect the Company is of benefit to the Board. The continued involvement of directors who participate in the initial approval of projects through their development and operation phases also has significant advantages. In addition, the CG&NC believes that other policies of the Board, including the Board and director self-assessment process, provide effective mechanisms to promote periodic Board renewal.

NYSE Corporate Governance Requirements

In addition to the corporate governance requirements prescribed under applicable Canadian securities laws, rules and policies, the Company is also subject to corporate governance requirements prescribed by the listing standards of NYSE, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), including those applicable rules and regulations mandated by the Sarbanes-Oxley Act of 2002.

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Sections 103.00 and 303A.11 of the NYSE Listed Company Manual permit foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual.  A foreign private issuer that follows home country practices in lieu of certain provision of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States.  A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to NYSE standards is as follows:

Shareholder Meeting Quorum Requirement:  The NYSE is of the opinion that the quorum required for any meeting of shareholders should be sufficiently high to insure a representative vote. The Company's quorum requirement is set forth in its Memorandum and Articles.  A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting.

Proxy Delivery Requirement:  The NYSE requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules.  The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act.  The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval Requirement:  The Company will follow TSX rules for shareholder approval of new issuances of its common shares and for the approval of equity plans. Following TSX rules, shareholder approval is required for certain issuances of shares that: (i) materially affect control of the Company; or (ii) provide consideration to insiders in aggregate of 10% or greater of the market capitalization of the listed issuer and have not been negotiated at arm's length.  Shareholder approval is also required, pursuant to Toronto Stock Exchange rules, in the case of private placements: (x) for an aggregate number of listed securities issuable greater than 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction if the price per security is less than the market price; or (y) that during any six month period are to insiders for listed securities or options, rights or other entitlements to listed securities greater than 10% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of the closing of the first private placement to an insider during the six month period. The Company will also follow TSX rules for shareholder approval of the Company's equity compensation plans rather than NYSE requirements.  Under NYSE rules, shareholder approval is required for all equity compensation plans and any material revisions thereto.  For "Rolling" or "evergreen" equity plans, like the Company's, which reserve a set percentage of the Company's issued and outstanding shares under the plan, each increase pursuant to such formula is subject to shareholder approval unless the plan has a term of not more than ten years. TSX rules provide that all security-based compensation arrangements must be approved by a listed issuer's security holders at a meeting. This applies not only to plans, but also to individual stock options and entitlements not granted pursuant to an arrangement. Security holder approval is also required for any amendment to an arrangement or entitlement (e.g. an individual option or award), unless the plan permits such amendment without security holder approval. For evergreen plans, the TSX requires shareholder approval within three years after institution and within every three years thereafter.

In addition, the Company may from time-to-time seek relief from the NYSE corporate governance requirements on specific transactions under the NYSE Listed Company Guide, in which case, the Company shall make the disclosure of such transactions available on the Company's website at www.edrsilver.com.

The Company believes that there are otherwise no significant differences between its corporate governance policies and those required to be followed by United States domestic issuers listed on NYSE. In addition to having a separate Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and section 303A.06 and 303A.07 of the NYSE Listed Company Manual, the Company's Board has established a separately designated (i) Compensation Committee that materially meets the requirements for a compensation committee under section 303A.05 of the NYSE Listed Company Manual, as currently in force, and (ii) a CG&NC that materially meets the requirements for a nominating committee under section 303A.04 of the NYSE Listed Company Manual. Each of the Compensation and the CG&NC is comprised of directors who meet independence requirements under Canadian National Instrument 52-110 - Audit Committees and the relevant sections of the NYSE Listed Company Manual.

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Committees of the Board

The Board has established four standing committees; the Audit Committee, the CG&NC, the Compensation Committee and Sustainability Committee to assist the Board in carrying out its various oversight responsibilities. Committee membership is reviewed by the CG&NC annually and any proposed changes are recommended to the Board for approval.

Each committee has a written charter describing its purpose, organisation, powers, and responsibilities. The committee charters are reviewed annually to ensure they remain appropriate for the Company and are consistent with market practice and applicable law. Any changes to the charters are reviewed by the relevant committee, the CG&NC, and the Board. Copies of the Board Mandate and the charters of each committee can be found on the Company's website at https://edrsilver.com/about-endeavour/governance/.

Audit Committee

The Audit Committee is responsible for overseeing the policies and practices relating to the quality and integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding corporate assets, reliability of the information, and compliance with policies and laws. The Audit Committee's role is to support the Board in meeting its responsibilities to shareholders of the Company, review and establish the independence of the external auditors, facilitate effective communication between management and the external auditors, provide a link between the external auditors and the Board, and increase the integrity and objectivity of financial reports and public disclosure. For more information about the Audit Committee, please refer to the section "Audit Committee" in our AIF for the year ended December 31, 2022, which is available on the Company's website, on SEDAR and on EDGAR. The full text of the Audit Committee Charter is available for viewing on the Company's website at https://edrsilver.com/about-endeavour/governance/.

Membership and Independence

The Audit Committee is currently comprised of Margaret M. Beck (Chair), Ricardo M. Campoy, Rex J. McLennan, Kenneth Pickering, and Amy Jacobsen, all of whom are independent. The profiles for each committee member set out in the "Nominees for Election of Directors" section which describes each member's relevant knowledge and experience to serve on the Audit Committee and ensure appropriate completion of its charter.

Experience and Financial Literacy

All members of the Audit Committee are considered financially literate. "Financially literate" means that each member can read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

Corporate Governance & Nominating Committee

The CG&NC is responsible for, among other things, developing and recommending to the Board corporate governance principles applicable to the Company and identifying and recommending qualified individuals for nomination to the Board. It also assesses and makes recommendations relating to the effectiveness and performance of the Board. The CG&NC is responsible for establishing and leading the process for identifying, recruiting, appointing, re-appointing and providing ongoing development for directors. The full text of the CG&NC Charter is available for viewing on the Company's website at https://edrsilver.com/about-endeavour/governance/.

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The CG&NC is tasked with the following corporate governance responsibilities:

a) reviewing and reassessing at least annually the adequacy of the Company's corporate governance procedures and recommending any proposed changes to the Board for approval;

b) reviewing and reassessing the adequacy of the CG&NC Charter annually and recommending any proposed changes to the Board for approval;

c) annually reviewing its own performance;

d) reviewing and recommending changes to the Board of the Code and considering any requests for waivers from the Code;

e) reviewing annually or more often if appropriate:

i. CG&NC members' qualifications and requirements,

ii. CG&NC structure (including authority to delegate) and

iii. CG&NC performance (including reporting to the Board); and

        f) making recommendations to the Board, as appropriate based on its review.

The CG&NC is tasked with the following director nomination responsibilities:

a) recommending director candidates to the Board for consideration;

b) reviewing and making recommendations to the Board in respect of director resignations tendered pursuant to the Majority Voting Policy;

c) reviewing and recommending to the Board on an annual basis succession planning, leadership development and initiatives of the Company, which includes monitoring the progress and development of the Company's executive officers in accordance with the succession plans and annually reviewing the adequacy of succession candidates to foster timely and effective officer continuity;

d) periodically reviewing the Company's executive management organizational structure and any proposals for changes to such structure, and recommending any significant organizational changes to the Board; and

e) recommending to the Board for approval any share ownership guidelines for senior executives and, on an annual basis, reporting to the Board the status of participant compliance with the Company's share ownership guidelines.

Membership and Independence

The CG&NC is currently comprised of Rex J. McLennan (Chair), Margaret M. Beck and Mario D. Szotlender, all of whom are independent.

Compensation Committee

The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The full text of the Compensation Committee Charter is available for viewing on the Company's website at https://edrsilver.com/about-endeavour/governance/.

The Compensation Committee Charter sets out the responsibilities, powers and operation of the Compensation Committee, the principal ones being:

• review and assess the adequacy of the Compensation Committee Charter annually;

• review the adequacy and form of compensation of senior management and ensure that the compensation realistically reflects the risks and responsibilities of such positions;

• review and recommend to the Board for approval policies relating to compensation of the Company's senior management and directors;

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• review the performance of the Company's senior management and recommend annually to the Board for approval the amount and composition of compensation to be paid to the Company's senior management;

• review and approve the corporate goals and objectives relevant to the compensation of the CEO, the Chief Operating Officer of the Company ("COO") and the CFO and other officers, evaluate their performance in light of these goals and objectives, and set their compensation based on this evaluation;

• review and make recommendations to the Board with respect to pension, stock option and other incentive plans for the benefit of senior management;

• oversee the administration of the Company's long-term incentive plans;

• review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks of such positions and fix the amount and composition of compensation to be paid to members of the Board and the Board committees;

• review the design and competitiveness of the Company's compensation and benefit programs generally;

• report to the Board of Directors on all matters reviewed and recommendations made by the Compensation Committee;

• review and pre-approve the Company's executive compensation disclosure; and

• follow the process established by it for all committees of the Board for assessing the performance of the Compensation Committee.

In addition, the Compensation Committee has the specific mandate to review and approve executive compensation. In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

Membership and Independence

The Compensation Committee is currently comprised of Ricardo M. Campoy (Chair), Kenneth Pickering and Mario D. Szotlender, all of whom are independent.

Sustainability Committee

The Sustainability Committee is responsible for assisting the Board with its oversight responsibilities with respect to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable business practices in the conduct of the Company's activities, and to maintain high standards of practice, including Health, Safety and Environmental ("HSE") management standards together with the three pillars of the Company's Sustainability Strategy: People, Planet and Business ("PPB"). The Sustainability Committee provides oversight of the PPB areas together with HSE matters and the development, approval and implementation of policies, standards, systems and responsible HSE work practices in all the Company's activities that affect employees, contractors and stakeholders. The full text of the Sustainability Committee Charter is available for viewing on the Company's website at https://edrsilver.com/about-endeavour/governance/.

Membership and Independence

The Sustainability Committee is currently comprised of Kenneth Pickering (Chair), Rex J. McLennan, Mario D. Szotlender, and Amy Jacobsen, all of whom are independent.

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Commitment to Responsible Mining

Mission and Values

Our mission is to find, build, and operate quality silver mines in a sustainable way to create value for our stakeholders. By continually improving what we do and how we do it, we aim to make a positive difference in peoples' lives.

Our ICARE values are the guideposts that shape everyday actions for management, our employees and business partners that are central to our culture and an essential element of our success.

The acronym ICARE stands for Integrity, Care, Attitude, Reliability and Excellence, which are the five values defined by our leadership team along with our employees, that unite us.

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Sustainability at Endeavour Silver

Endeavour Silver's commitments to responsible mining guide our ESG strategy. Protecting the health and safety of our workforce and our host communities is our primary responsibility. We respect the rights of our workforce, Indigenous peoples and host communities and seek to bring long-term social and economic benefits to the regions in which we work. We have the policies, procedures and controls in place to ensure our workforce and suppliers are acting ethically and in accordance with regulations, and we strive to both minimize and mitigate the potential environmental impacts of our activities.

All of Endeavour Silver's policies and governance frameworks are available for review on the Company's website at https://edrsilver.com/about-endeavour/governance/. Policies integral to executing the Company's ESG strategy, most of which were reviewed and enhanced in 2022, include:

  Code of Conduct & Business Ethics
  Anti-Bribery & Anti-Corruption Policy
  Sustainability Policy
  Human Rights Policy
  Diversity Policy

2022-2024 Sustainability Strategy

Our Sustainability Strategy 2022-2024 builds upon our experience and achievements. It conveys our commitment to caring for people, our shared planet, and the sustainability of our business. It's an extension of our caring values that define our team culture. The strategy creates a clear map and compass to guide our efforts going forward. We have increased our ambitions, set targets, and responded to the issues that matter to our stakeholders. Our strategy depends on increased cooperation. By sharing our experiences, learning from other organizations and engaging with our partners, we can mine a more sustainable tomorrow.

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Compensation of Executive Officers and Directors

Executive Compensation

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

1) the Company's CEO;

2) the Company's CFO;

3) each of the three most highly compensated executive officers of the Company, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company's most recently completed financial year whose total compensation was, individually, more than C$150,000 for that financial year; and

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the Company's financial year ended December 31, 2022, the NEOs of the Company were Daniel Dickson (CEO), Christine West (CFO), Donald Gray (Chief Operating Officer (COO)), Nicholas Shakesby (Vice President, Operations ("VP Operations")), and Luis Castro (Vice President Exploration ("VP Exploration")).

Compensation Discussion and Analysis

General

The Company's executive compensation program is overseen by the Compensation Committee.  In carrying out this mandate, the Compensation Committee assesses on an annual basis the performance of the CEO against established objectives and reviews performance reports submitted for other executive officers.

The Company's executive compensation program is based on a pay-for-performance philosophy.  The executive compensation program is designed to attract, retain, encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term.  Base salaries are targeted within a 20% range of the 50th percentile to be competitive with the base salaries paid by benchmarked mining companies with comparable revenues and asset bases to that of the Company. See "Base Salary".

For 2022, total direct compensation ("Total Direct Compensation") for each of the NEOs, as well as for executive officers as a whole, consisted of a base salary, along with short term incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options and performance share units ("PSUs"). The targeted Short-Term Incentive Plan of the Company ("STIP") and Long-Term Incentive compensation ("LTI") are directly tied to corporate and individual performance. Total Direct Compensation is targeted at 75th percentile of the Benchmark Group (as defined herein). Actual compensation is positioned above or below target as performance warrants.  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options and PSUs, thereby increasing the mutuality of interest between executive officers and shareholders.

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No NEO or director is permitted to purchase any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

The Compensation Committee and the Board have considered the implications of risks associated with the Company's compensation policies and practices.  Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Compensation Committee carefully considers potential risks. Annually, the Compensation Committee assesses the potential risks associated with compensation programs as they relate to short term and long term decision-making by the Company's executives. A number of business risks were assessed and considered, while significant items included:

  Achieving safety results and meeting environmental requirements
  Resource estimation and reserve determination
  Achievement of annual production and cost targets in balance with long-term development requirements at our operations
  Appropriate stewardship of the Company's financial position

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features. As a result of the review, neither the Compensation Committee nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on the Company. The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

  Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of safety, growth, and operating performance and are approved by the Compensation Committee, providing a balanced focus on immediate objectives without sacrificing the growth required to sustain the business. Base salaries are market competitive, thus reducing an over-reliance on variable compensation.
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  Audit of key measurable balances: Significant targets involving estimates are verifiable by external parties, while measurable inputs are disclosed and assessed by the Compensation Committee when necessary.
  Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.
  Funding of incentive programs: The STIP is funded with current cash. The LTI program is funded by the issuance of options and performance share units. Both the STIP and LTI program may be changed, amended or suspended at any time at the Board's sole discretion. Our stock option and performance share unit plans limit the number of compensation shares that may be issued.
  Control features/plan governance: Goals and metrics are reviewed by the Compensation Committee and approved by the Board. Final award payout levels and cash incentives to key executives for 2022 were reviewed by the Compensation Committee and approved by the Board, either of which may have exercised their discretion to alter the award amounts.
  Time horizon of payments or realization of value: STIP awards for 2022 were made in March 2023, following the performance year. The LTI program option awards vest over two years and have a five-year life.  The recipients of these awards realize an increase or decrease in value based on share price.  The LTI PSUs vest, subject to performance criteria, three years after grant date.
  Restrictions on hedging and derivative trading: Company's executives are prohibited from engaging in hedging or derivative trading with our securities.

In support of our goal of aligning CEO and shareholder interests and discourage undue and excessive risk, in March 2016, the Board adopted a guideline of requiring the CEO of the Company to meet minimum share ownership requirements. The CEO share ownership guideline is to maintain the guideline amount at two times the CEO's annual base salary.  See also "Director Compensation - Retainer Fees" for minimum share ownership requirements adopted for non-employee directors of the Company.

Base Salary

The level of base salary for each management employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.  The Compensation Committee prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  In 2013, the Compensation Committee initially retained Willis Towers Watson to provide independent analysis in order to support the Compensation Committee's process and analysis on executive and director compensation. Willis Towers Watson benchmarked the competitiveness of the compensation arrangements for the Company's executives and directors against a peer group of mining companies with similar qualitative and quantitative operating characteristics.

In 2020, the Compensation Committee retained Willis Tower Watson to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer group historically established.

Based on the 2020 salary review, the 2021 NEOs' compensation was generally positioned within 10% of the targeted reference point of the 50th percentile.

In 2022, the Compensation Committee retained Southlea Group to review and update the historical analysis, including a review of base salary, STIP and LTI benchmarks and update of the peer historical group. In 2022, the benchmark group was updated to the current market and company circumstances while the target ranges previously established for base salary, STIP incentives and LTI incentives remained relatively unchanged.

The Company incurred the following fees in connection with its engagement of compensation consultants over the past two years:

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Year	Executive Compensation Related Fees (C$)	All Other Fees (C$)
2022	42,000	Nil
2021	Nil	Nil

In 2022, the 15 companies in the benchmark group (the "Benchmark Group") were:

Aris Mining Corporation	Gatos Silver Inc.	MAG Silver Corp.
Aura Minerals Inc	GoGold Resources Inc.	McEwen Mining Inc.
Calibre Mining Corporation	Gold Resource Corporation	Orla Mining Ltd.
First Majestic Silver Corp.	Hecla Mining Ltd.	Silvercorp Metals Inc.
Fortuna Silver Mines Inc.	Jaguar Mining Inc.	Victoria Gold. Corp.

Based on the 2022 market analysis, the NEOs' base salaries were positioned around the 50th percentile on average in 2022 and total direct compensation, which includes STIP and LTIP targets, were positioned around the 75th percentile on average in 2022.

Short Term Incentive Plan

The Compensation Committee annually evaluates performance and allocates an amount for payment of bonuses to executive officers and senior management.  The STIP is designed to provide for annual cash awards based on corporate and operational results when measured against predetermined objectives and performance measures.  The bonus also includes an individual performance factor which allows the Company to effectively recognize and reward those individuals providing an extraordinary contribution to the Company during the year.  The objectives of the STIP are to align the individual contribution with Company objectives, communicate key objectives which are most highly valued and reward senior management for achieving objectives commensurate with the business and operational results of the Company.

The STIP is based on a formula which includes:

1. Target Eligible Bonus

2. Corporate and Department Percent Target Award Levels ("Percent Target Award Levels")

3. Individual Performance Factor

The award formula is as follows:

Short-term Incentive Award	=	Target Eligible Bonus	x	Percent Weighted Target Award	+	Individual Performance Factor

The Target Eligible Bonuses for the NEOs for the performance for the past, current and upcoming years are as follows:

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Position	2021 Target Eligible Bonus (% of Base Salary)	2022 Target Eligible Bonus (% of Base Salary)	2023 Target Eligible Bonus (% of Base Salary)
CEO	80%	80%	80%
CFO	75%	75%	75%
COO	75%	75%	75%
VP Operations	55%	55%	55%
VP Exploration	60%	60%	60%

The Percent Target Award Level is based on combined corporate and department goals for the Company.  The achievement for corporate and department goals can range from 0% to 200% of the target weighting, depending on the specific goals and actual performance relative to target.  In aggregate, the maximum achievement for the corporate and department goals is 150% of the target weighting.  In addition, the STIP allows the Compensation Committee to identify any unforeseen matters or specific accomplishments and include a factor up to 75% weighting ("other corporate goals").  Therefore, the overall maximum Percent Target Award Level is 225% of the target weighting (150% + 75%).

The Individual Performance Factors represent a weighted portion of corporate goals and specific individual goals on the overall STIP award and are determined by the Compensation Committee and take into consideration the following: (i) the individual's performance; (ii) department performance; and (iii) overall impact to the Company's results.

The specific corporate and department goals with corresponding weighting and achievement for 2022 were as follows:

CORPORATE GOALS	WEIGHTING	TARGET	ACHIEVEMENT
Health, Safety and Sustainability	5.0% 12.5%	Improve mine reportable incident rate No fatalities	10.0% 12.5%
	7.5%	Zero material discharges or harmful spills	7.5%
Production	10.0%	Produce 7.3 million silver equivalent oz(1)	20.0%
Development/Exploration	5.0% 5.0%	Meet development metre targets Replace silver equivalent resources at operations	0.0% 5.0%
	5.0%	Increase silver equivalent resources on greenfield projects	5.0%
	15.0%	Advance Terronera development on budget and timeline	15.0%
	10.0%	Significant acquisition / divestiture	10.0%
All-In Sustaining Cash Costs	5.0%	Less than $21.00 AIS(2) cost per ounce	5.0%
Financial	5.0%	Meet budgeted EBITDA(2) per share	5.0%
	5.0%	Meet Direct Operating Cost per Tonne(2)	0.0%
	10.0%	Complete significant financing	10.0%
Target Weighting	100%	Percent Target Award	105.0%

1) Silver equivalent oz ("AgEq") is calculated using an 80:1 silver:gold ratio.

2) All-in-Sustaining ("AIS") Cash Costs, Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") and Direct Operating Cost per Tonne are non-IFRS measures commonly reported in the silver and gold mining industry as benchmarks of performance, but do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. AIS Cash Costs, EBITDA and Direct Operating Cost per Tonne are provided to investors and used by management as a measure of the Company's operating performance.  See "Non-IFRS Measures" in the Company's MD&A for the year ended December 31, 2022 filed at www.sedar.com for further information.

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For 2022, the executive team achieved a Percent Target Award Level of 105% (as indicated in the table above).  For the corporate goals, stretch factors were achieved for improved mine reportable incident rate and the production target.  The reportable incident rate achievement target was exceeded by 39% and production target was exceeded by 25%. The Compensation Committee provided specific individual goals and targets with weightings for 2022 and assessed individual performance of the executive team compared to their respective specific targets resulting in the following Individual Performance Factors:

Position	Individual Performance Factor	Weighting Corporate/Individual
CEO	NA	100/0
CFO	100%	80/20
COO	80%	80/20
VP Operations	60%	60/40
VP Exploration	100%	60/40

INDIVIDUAL	WEIGHTING	TARGET	ACHIEVEMENT
Chief Financial Officer	25.0%	Meet budgeted EBITDA per share	25.0%
	25.0%	Complete significant financing	25.0%
	25.0%	Significant acquisition / divestiture	25.0%
	20.0%	Ensure no material weakness in internal controls	20.0%
	5.0%	Ensure value added tax collections are up to date	5.0%
Chief Operating Officer	15.0% 20.0%	Improve mine reportable incident rate Produce 6.7 million silver equivalent oz	15.0% 20.0%
	20.0%	$97.00 direct operating cost per tonne (excluding royalties/toll ore)	0.0%
	10.0%	Complete significant financing	10.0%
	25.0%	Advance Terronera development on budget and timeline	25.0%
	10.0%	Significant acquisition / divestiture	10.0%
VP Operations	15.0%	No fatalities	15.0%
	10.0%	Improve mine reportable incident rate	10.0%
	15.0% 10.0%	Produce 6.7 million silver equivalent oz Meet development metre targets	15.0% 0.0%
	10.0%	All-in sustaining costs less than $20	10.0%
	30.0% 10.0%	$97.00 direct cost per tonne (excluding royalties) Ensure no material weakness in internal controls	0.0% 10.0%
VP Exploration	50.0%	Grow silver equivalent resources at greenfield projects	50.0%
	40.0%	Replace silver equivalent resources at operations	40.0%
	10.0%	Significant acquisition / divestiture	10.0%

Executive Compensation Clawback Policy

In 2016, the Board adopted a clawback policy (the "Clawback Policy") for executive compensation.  Should the Company's reported financial or operating results be subject to a material negative restatement as the result of fraud, intentional misconduct, or gross negligence of an executive officer, the Company has the right to recover from such executive officer an amount corresponding to any incentive award or portion thereof (including any cash bonus or equity-based award) that the Company determines would not have been granted, vested, or paid had the Company's results as originally reported been equal to the Company's results as subsequently restated. The Company will apply a three-year lookback period from the date of any such material negative restatement. Subject to applicable law, the Company has the right to recover such amount by requiring the executive officer to re-pay such amount to the Company by direct payment to the Company or such other means or combination of means as the Company determines to be appropriate.

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If the Company determines to seek a recovery pursuant to the Clawback Policy, it shall make a written demand for repayment from the executive officer and, if such person does not, within a reasonable period of time following such demand, tender repayment in response to such demand, and the Company determines that the executive officer is unlikely to do so, the Company may seek a court order against the executive officer for such repayment.

The Company may not seek recovery to the extent it determines (i) that to do so would not be cost effective or (ii) that it would be better for the Company not to do so. In making such determination, the Company shall take into account such considerations as it deems appropriate, including, without limitation, (A) the likelihood of success under governing law versus the cost and effort involved, (B) whether the assertion of a claim may prejudice the interests of the Company, including in any related proceeding or investigation, (C) the passage of time since the occurrence of the act in the event of fraud or intentional illegal conduct, and (D) any pending legal proceeding relating to such fraud or intentional illegal conduct.

The Clawback Policy applies to any incentive compensation for years commencing with the Company's 2016 financial year.

Option-based Awards

The Compensation Committee oversees the administration of the Stock Option Plan, as amended, of the Company (the "Stock Option Plan").  The Stock Option Plan is designed to give eligible directors, officers, employees and consultants of the Company or its subsidiaries an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide a sense of company ownership to the individual.  The Compensation Committee considers option grants when reviewing executive officer compensation packages as a whole.

Management evaluates the Company's performance based on the corporate goals established and vetted by the Compensation Committee and approved by the Board.  The option distribution is recommended by senior management to the members of the Compensation Committee who decide whether they agree with management's recommendations and who, once satisfied, provide their recommendation to the Board.  The amount of options recommended for each individual is based upon seniority, responsibilities of the job position and the performance of the Company.  Previous option grants to an optionee are not taken into account when considering new option grants to the optionee.  The Compensation Committee's recommendation to the Board includes the number of options to be granted to independent directors and these options are typically issued once a year.  The options generally have a term of five years and vest 20% every six months, beginning on the date of grant.

Willis Towers Watson assessed the market competitiveness of Total Direct Compensation for the Company's NEOs, including LTI compensation.  It was recommended that LTI compensation be targeted as a percentage of Total Base Salary, which includes base salary. The LTI compensation for 2022 and 2023 has been targeted as follows:

Position	2022 Target LTI Compensation (% of Base Salary)	2023 Target LTI Compensation (% of Base Salary)
CEO	165%	165%
CFO	150%	150%
COO	150%	150%
VP Operations	125%	125%
VP Exploration	125%	125%

The Stock Option Plan presently includes the following provisions following amendments to the Stock Option Plan in Amendment No. 5 to the Stock Option Plan that was approved by the Board on March 23, 2021 and by the shareholders of the Company on May 12, 2021:

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  The Stock Option Plan provides for the issuance of options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase Common Shares of the Company.  Options are issued at the discretion of a committee of the Company's Board, which is presently the Compensation Committee.
  The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan is 5% of the issued and outstanding Common Shares at any time and from time to time.
  The number of Common Shares reserved for issuance to insiders pursuant to options granted under the Stock Option Plan and issuable to insiders under any security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares at any time (unless disinterested shareholder approval has been obtained).
  The issuance to insiders of the Company of Common Shares, within any 12-month period pursuant to the Stock Option Plan and any other security based compensation arrangements of the Company may not exceed 10% of the outstanding number of Common Shares (unless disinterested shareholder approval has been obtained).
  The number of Common Shares under option at any specific time to any one optionee may not exceed 5% of the issued and outstanding number of Common Shares (determined at the date the option was granted) in any 12-month period (unless disinterested shareholder approval has been received).
  The number of Common Shares that are issuable to non-employee or non-executive directors (collectively, "non-employee directors") under the Stock Option Plan and any other equity compensation plan of the Company shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) U.S.$150,000 worth of Common Shares annually per director, of which no more than U.S.$100,000 may be in the form of options.
  The exercise price per Common Share that may be purchased upon the exercise of an option will not be lower than the "Market Price" of the Common Shares which, under the Stock Option Plan, is the last closing price of the Common Shares on TSX before the date of the option granted.
  An optionee may, if allowed under TSX policies and if determined by the Board of Directors of the Company, have a share appreciation right (the "Right") when entitled to exercise an option.  The Right may be exercised to terminate the option in whole or in part by notice in writing to the Company and, in lieu of receiving Common Shares pursuant to the exercise of the option, to receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the option exercise price.  The Right will not exist until the Board of Directors of the Company formally approves the activation of the Right.
  Options granted may have a vesting period as required by the Board on a case-by-case basis. The automatic acceleration of vesting upon a change of control would occur only if the Stock Option Plan is not continued by the successor entity. If the Stock Option Plan is continued, then accelerated vesting would only occur if the participant is "terminated without cause" within six months from the date of the change of control.
  Options may be granted for a term not exceeding 10 years.
  An option granted to a person who is a director, employee, consultant or executive officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  The Compensation Committee may, however, also set termination periods as it deems appropriate, subject to all applicable laws and TSX policies. Any option or portions of options of terminated individuals not so exercised will terminate and will again be available for future options under the Stock Option Plan.  A change of employment will not be considered a termination so long as the optionee continues to be employed by the Company or its subsidiaries.
  An option may not be assigned or transferred. During the lifetime of an optionee, the option may be exercised only by the optionee.
  In the event of the death of an optionee, unexercised options held by such optionee may be exercised by the optionee's personal representatives, heir or legatees until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death (notwithstanding the normal expiry date of the option).
  The Board may alter, suspend or discontinue the Stock Option Plan or any option subject to the Stock Option Plan at any time without shareholder approval if and when it is advisable in the absolute discretion of the Board, subject to obtaining shareholder approval for any increase in the aggregate number of Common Shares subject to options under the Stock Option Plan and disinterested shareholder approval for any reduction in the exercise price of an option held by an insider of the Company.
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The Company does not provide any financial assistance to optionees in order to facilitate the purchase of Common Shares issuable pursuant to the exercise of options granted under the Stock Option Plan.

The Stock Option Plan includes a "U.S. Addendum" to the Stock Option Plan in order for the Stock Option Plan to permit the award to U.S. taxpayers of Options that can be either non-qualified stock options that do not meet the requirements of Section 422 of the United States Internal Revenue Code ("Nonqualified Options") or incentive stock options ("ISOs") that are qualified under Section 422 of the United States Internal Revenue Code (provided that the number of Common Shares available for granting ISOs under the Plan may not exceed 4,000,000).  ISOs allow more favorable U.S. federal income tax treatment, in some circumstances, for participants in the Stock Option Plan who are subject to United States federal income tax. However, the Company may not be entitled to a compensation expense deduction when ISOs are exercised for purposes of the Company's United States corporate income taxes.  The Stock Option Plan does not require that options awarded to United States participants in the Stock Option Plan be ISOs; the Company has discretion to award either ISOs or Nonqualified Options.

The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Stock Option Plan) be re-approved by an issuer's shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company last reconfirmed the Stock Option Plan at the annual general meeting held on May 12, 2021 by approving the unallocated options that may be grantable under the Stock Option Plan and, accordingly, the next shareholder reconfirmation must be obtained by May 12, 2024 or such later date permitted by the TSX.

As at December 31, 2021, the Stock Option Plan authorized the issuance of 5% of the then issued and outstanding Common Shares (being a total of 9,482,237 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2022, based on there being outstanding options to purchase a total of 3,899,630 Common Shares (representing approximately 2.1% of the then outstanding Common Shares), 5,582,607 additional Common Shares (representing approximately 2.9% of the then outstanding Common Shares) were then available for future option grants under the Stock Option Plan.

Performance Share Unit Plan

From 2015 until the Company's adoption of a new Equity-Based Share Unit Plan (the "Share Unit Plan") effective March 23, 2021, the Company had a Performance Share Unit Plan, as amended ("PSU Plan"), under which is granted performance share units ("Old PSUs"). The purposes of the PSU Plan were to assist the Company in attracting, retaining and motivating employees and officers and to more fully align their economic interests with those of the shareholders of the Company.

The PSU Plan included the following provisions:

  The Board could grant Old PSUs to employees or officers of the Company or a related entity of the Company. An Old PSU was a bookkeeping entry, denominated in Common Shares (generally on a one-for-one basis), that was credited to the Old PSU account of a participant under the PSU Plan.
  The maximum number of Common Shares which could be issued under the PSU Plan was 2,000,000 Common Shares, subject to adjustments as provided for in the PSU Plan.
  No more than 10% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis), could be issuable to insiders of the Company at any time through the PSU Plan and any other security based compensation arrangement (including the Stock Option Plan).
  Within any one-year period, no more than 10% of the issued and outstanding Common Shares (on a non-diluted basis) could be issued to insiders of the Company through the PSU Plan and any other security based compensation arrangement of the Company (including the Stock Option Plan).
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  Unless otherwise specified by the Board, Old PSUs granted were subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period could not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such Old PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive Common Shares or the amount payable in cash on redemption of vested Old PSUs.
  All vested Old PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the Old PSU and, except as described below, the participant's employment has not been terminated.
  Old PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and, except as described below, the holder's employment has not been terminated prior to the expiry of the performance period.
  Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares (generally on a one-for-one basis), a cash payment equal to the market value of a Common Share (generally on a one-for-one basis) as of the redemption date or a combination of cash or Common Shares. Market value of the Common Shares will generally be the closing price of Common Shares on the TSX on the trading day immediately before the redemption date.
  If an Old PSU is to be redeemed during, or within two trading days after, a trading blackout period imposed by the Company, the Old PSU shall be redeemed two trading days after the blackout period is lifted by the Company.
  If and when cash dividends are paid on Common Shares, additional Old PSUs will be credited to the participant's Old PSU account. The number of such additional Old PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the Old PSUs held in the participant's Old PSU account were Common Shares as of the record date by the market value on the trading day after the record date.
  Old PSUs cannot be assigned or transferred to another person other than by will or by law if the Old PSU holder dies.
  If employment is terminated for any reason prior to the expiry of the performance period, all outstanding Old PSUs whether vested or not shall be forfeited and cancelled, except that in certain circumstances after a change of control or employment is terminated as a result of disability or the participant's death, the participant would continue to be entitled to payment on the date of termination of any Old PSUs that are vested on the termination date and any Old PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period would be deemed to have vested on the termination date and the participant would be entitled to payment of such Old PSUs and the redemption date would be the date of termination.  In addition, if the participant's employment with the Company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of Old PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.
  Any changes to the PSU Plan required approval of the shareholders of the Company, except that no shareholder approval was required for certain changes, such as changing the termination provisions of an Old PSU or PSU Plan as long as it did not extend beyond the original expiry date, making housekeeping changes such as correcting errors or clarifying ambiguities, or updating the PSU Plan to reflect changes in governing laws or stock exchange requirements.
  The Board could (without shareholder approval) adjust or terminate any outstanding Old PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of Old PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.
  The termination of the PSU Plan would not affect any Old PSUs granted under the PSU Plan prior to the termination.

The Compensation Committee had recommended a minimum 25% of the LTIs be earned through Old PSU grants effective January 1, 2017 and for the currency of the PSU Plan.

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As at December 31, 2022, out of the 2,000,000 Common Shares issuable under the PSU Plan, the total number of Common Shares issued or earned under the PSU Plan was 1,588,164 with 1,237,335 settled in Common Shares and 350,829 pending settlement. The total number of Common Shares underlying outstanding unvested Old PSUs granted under the PSU Plan was 842,000 (representing 0.44% of the then issued and outstanding Common Shares).  Upon the Company's adoption of the Share Unit Plan effective March 23, 2021, the PSU Plan was phased out and no further awards of Old PSUs were to be granted under the PSU Plan.

Equity-Based Share Unit Plan

On March 23, 2021, the Board approved the Share Unit Plan for the Company which was then approved by the shareholders of the Company on May 12, 2021. Upon the implementation of the Share Unit Plan, the Company's existing PSU Plan and DSU Plan (as defined herein) were phased out and no new awards of share units were to be granted under those plans, respectively. The Share Unit Plan provides participants with the opportunity through share units ("SUs"), including restricted share units and PSUs, and through deferred share units ("DSUs") to acquire an ownership interest in the Company.

The Share Unit Plan authorizes the Board to grant SUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, but not to its directors who are employees or executive officers of the Company. SUs will be subject to any combination of time-based vesting or performance-based vesting conditions as the Board shall determine from time to time. The Board may modify performance goals relating to any SU as necessary to align them with the Company's corporate objectives if there are subsequent changes in the Company's business, operations or capital or corporate structure.

The Share Unit Plan also authorizes the Board to grant DSUs to executive officers, employees (including full-time and permanent part-time employees) and consultants of the Company and its subsidiaries, as well as to its non-employee directors. DSUs may be subject to time-based vesting as the Board shall determine from time to time. DSUs will become payable at the time of an eligible participant's termination of office or employment with the Company.

SUs and DSUs do not require the payment of any monetary consideration to the Company. Instead, SUs and DSUs represent the right to receive Common Shares, or a payment representing the value of the Common Shares, or a combination thereof following the attainment of vesting criteria determined at the time of the award and, in the case of DSUs, an eligible participant's termination of office or employment with the Company.

The key terms of the Share Unit Plan include the following:

  The Share Unit Plan is administered by the Board or by a delegated committee of the Board (collectively, the "Board" for the purposes of this summary of the Share Unit Plan).
  The maximum number of Common Shares that are issuable to settle SUs and DSUs under the Share Unit Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.
  The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company (including the Stock Option Plan) cannot exceed 10% of the issued and outstanding Common Shares.
  The aggregate number of Common Shares that may be issued to insiders pursuant to awards under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Common Shares.
  The aggregate number of Common Shares reserved for issuance to any one person under the Share Unit Plan and any other treasury-based compensation arrangement adopted by the Company, must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).
  The number of Common Shares that are issuable to non-employee directors of the Company under the Share Unit Plan and any other equity compensation plan of the Company, excluding Common shares underlying DSUs issued to directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) US$150,000 worth of Common Shares annually per Participant who is a non-employee director, including other equity awards granted under any of the Company's other equity-based compensation plans.
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  The initial value of a SU or DSU will be equal to the "Market Price" of a Common Share as at the date of grant of the SU or New DSU. "Market Price" with respect to a Common Share on any date for the purposes of the Share Unit Plan is the volume weighted average trading price of the Common Shares for the five preceding trading days on TSX (or on NYSE if the Shares are not listed and posted for trading on TSX).
  No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.
  No DSUs may be redeemed prior to the participant's termination nor after December 31st of the year following the year of such termination.
  Unless otherwise set forth in an award agreement, the Board may specify whether vested SUs or DSUs are to be settled pursuant to the share settlement and/or cash settlement procedures, with the default being share settlement if no settlement method has been so specified. If cash settlement is specified, the Company may either (a) pay the applicable cash amount from its treasury to the eligible participant or (b) issue that number of vested Common Shares to which the eligible participant is entitled to the order of a licensed securities broker who would then sell such Common Shares in the public market and deliver the net proceeds thereof to the eligible participant. If share settlement is elected, the Company will cause the vested Common Shares to be issued in certificated form to the eligible participant.
  If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.
  Unless otherwise determined by the Board, for retainer fees payable to non-employee directors, such director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the Share Unit Plan, specifying the percentage of retainer fees in respect of which the director elects to receive DSUs. Where the director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.
  Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate.
  A participant under the Share Unit Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.
  In the event of a "Change in Control" (as defined in the Share Unit Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity ("Alternative Award"), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control, as defined in the Share Unit Plan. In the event that the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control ("CIC Date") to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved at the greater of (i) the target level of achievement and (ii) the actual level of achievement as determined by the Board, acting reasonably, and to become payable as at such CIC Date.
  If the Company terminates a participant's employment for reasons other than for cause or a participant submits a "Resignation for Good Reason" (as defined in the Share Unit Plan) within 12 calendar months after a Change in Control: (a) each vested and exercisable award or Alternative Award then held by the participant shall remain exercisable for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested and non-exercisable award or Alternative Award then held by the participant shall become exercisable upon such termination or such resignation and shall remain exercisable for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire.  In such event, the applicable timing of settlement of SUs and DSUs will be as set forth in the Share Unit Plan.
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  Shareholder approval shall be required for any amendment that:

(a) removes or exceeds the limits under the Share Unit Plan on participation by insiders,

(b) increases the maximum number of Common Shares issuable under the Share Unit Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,

(c) amends the Share Unit Plan so as to permit grants of SUs to non-employee directors or amendments that increase limits previously imposed on non-employee director participation,

(d) allows for the transfer or assignment of awards other than as provided in the Share Unit Plan,

(e) amends the amendment provisions of the Share Unit Plan or

(f) otherwise requires shareholder approval under the rules of the TSX or NYSE, as applicable.

  Subject to the foregoing, the Board may, without shareholder approval, amend or suspend any provision of the Share Unit Plan, or terminate the Share Unit Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. The Board may make the following types of amendments without seeking shareholder approval:

(a) amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Share Unit Plan or to correct or supplement any provision of the Share Unit Plan that is inconsistent with any other provision of the Share Unit Plan,

(b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE),

(c) changes to the vesting provisions or other restrictions applicable to any award, award agreement or the Share Unit Plan,

(d) changes to the provisions of the Share Unit Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,

(e) the cancellation of an award,

(f) amendments necessary to suspend or terminate the Share Unit Plan, or

(g) any other amendment to the Share Unit Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE.

  Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon "Termination" (as defined under the Share Unit Plan), SUs and DSUs will be treated as follows:

(a) if the participant's employment or service with the Company ceases by reason of a "Termination for Cause" (as defined in the Share Unit Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

(b) if the participant's employment or service with the Company ceases by reason of the death, "Disability", "Retirement", voluntary resignation or "Termination without Cause" (capitalized terms as defined in the Share Unit Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event. All vested SUs or DSUs shall be settled according to the settlement methods provided in the Share Unit Plan.

Further to the above-mentioned policies of the TSX regarding security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain reconfirmation of the Share Unit Plan by obtaining further shareholder approval of the grant of unallocated awards under the Share Unit Plan by May 12, 2024 or such later date as may be permitted by the TSX.

In 2022, 316,000 SUs were granted by the Company under the SU Plan as part of management's LTI.  The performance measure adopted for this award was based on the total return earned by a shareholder ("TSR") holding Common Shares of the Company at the end of a three-year period relative to the TSR of the Global X Silver Miners ETF (NYSE: SIL).

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In 2022, 104,596 DSUs were granted by the Company under the SU Plan as part of independent director's long-term incentive.

As at December 31, 2022, the Share Unit Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 2,844,,671 Common Shares as at that date) in connection with SUs and DSUs that were outstanding or that may be granted in the future. As at December 31, 2022, based on there being outstanding SUs and DSUs of 420,596 (representing approximately 0.22% of the then outstanding Common Shares), 2,424,075 additional Common Shares (representing approximately 1.28% of the then outstanding Common Shares) were then available for future grants under the Share Unit Plan.

Annual Burn Rate

The burn rate is the number of securities granted annually under each of the Company's security-based compensation arrangements, expressed as a percentage of the total number of Common Shares outstanding.

The Old PSUs issued under the PSU Plan during 2020 and 2021 and the SUs issued under the Share Unit Plan in 2022 are subject to a performance payout multiplier between 0% and 200%.  The performance payout multiplier is based on the Company's TSR at the end of a three-year period relative to the Global X Silver Miners ETF (NYSE: SIL).  For purposes of the table below, the performance multiplier is assumed to be 100%.

Plan Name	2020	2021	2022
Stock Option Plan - Stock Options	1.65%	0.49%	0.40%
Performance Share Unit Plan - Old PSUs	0.58%	0.19%	0.00%
Share Unit Plan - SUs and DSUs	0.00%	0.00%	0.23%
Total Annual Burn Rate	2.23%	0.68%	0.63%

Compensation Governance

The Compensation Committee is comprised of three independent directors, Ricardo Campoy (Chair), Mario Szotlender and Kenneth Pickering.  Messrs. Campoy, Szotlender and Pickering have human resource and compensation experience relevant to oversee and advise on the Company's executive compensation practices.

The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company's compensation policies or practices.  The members have either in the past served or currently serve on compensation committees of other public mining companies.

The Compensation Committee's responsibilities, powers and operation are described in "Committees of the Board" - Compensation Committee".

Performance Graph

The following graph compares the total cumulative shareholder return for C$100 invested in Common Shares of the Company for the period from January 1, 2018 at the opening of trading to December 31, 2022 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Equal Weight Global Gold Index.  Dollar amounts in the following graph refer to Canadian dollars (C$).

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	Dec. 31/18 (C$)	Dec. 31/19 (C$)	Dec. 31/20 (C$)	Dec. 31/21 (C$)	Dec. 31/22 (C$)
Endeavour Silver Silver Corp.	$97.35	$103.64	$212.91	$177.15	$145.03
S&P/TSX Composite Index	$91.11	$111.96	$118.23	$147.89	$139.25
S&P/TSX Equal Weight Global Gold Index	$92.16	$137.24	$171.75	$149.98	$143.88

The performance shown by this graph is reflected in the Company's executive compensation from 2018 to 2020 with some divergence in 2021 and 2022 primarily due to fluctuations in the market value of precious metals. During the majority of this period, silver price was flat with the price increasing in the latter half of 2020, while the gold price increased significantly in 2019 and 2020 after consolidating for four years. During 2021 and 2022, silver and gold prices decreased from $26.49 and $1,891, respectively, at the opening of 2021 to $23.95 and $1,812, respectively, at the end of the 2022 which negatively impacted the Company's share price. The Company retains an independent external advisory firm, to benchmark management compensation resulting in adjustments to appropriately position executive compensation amongst its peers. The STIP balanced approach allows short-term incentive to expand and contract with short-term performance, while the ultimate value to be realized from the long-term incentives is directly linked to share price performance. The grant date value of LTIs as summarized in the Summary Compensation Table make up a significant portion to total compensation for the NEOs allowing contraction and expansion of compensation to correlate with share performance. The Company's share performance directly correlated with the fall in precious metal prices from 2013 to 2018, similarly management total compensation decreased until flattening in 2018 and 2019. The Company's operating performance had been the primary driver for the Company's share performance compared to the indexes and, despite improved silver and gold prices from 2017 through 2019, NEOs' total compensation decreased as a result of the STIP design. For 2020 through 2022, there was an increase in the NEOs' compensation, primarily due to increased STIP, as a result of the improved operating performance of the Company during 2020, 2021 and 2022.

Summary Compensation Table

The following table provides a summary of compensation earned from the Company or its subsidiaries or affiliates in respect of each of the Company's three financial years ended December 31, 2022 by the NEOs.

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Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans(2)	Long- term incentive plans
DANIEL DICKSON CEO / CFO (7)	2022 2021 2020	331,131(3) 329,974(3) 261,171(3)	298,177(4) 294,010(4) 241,781(4)	294,744 291,530 195,990	277,715(5) 222,261(5) 207,093(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,201,767 1,137,775 906,035
CHRISTINE WEST CFO(8)	2022 2021 2020	220,754(3) 210,318(3) 149,241(3)	183,876(4) 179,672(4) 115,976(4)	181,972 178,158 94,167	171,919(5) 124,817(5) 118,339(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	758,521 692,965 477,723
DONALD GRAY COO(9)	2021 2021 2020	312,735(3) 339,025(3) 92,498(3)	253,451(4) 250,452(4) Nil	256,299 251,040 122,572	234,185(5) 230,801(5) 68,636(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	1,056,670 1,071,318 283,706
NICHOLAS SHAKESBY VP Operations	2021 2021 2020	301,697(3) 327,059(3) 305,943(3)	203,755(4) 201,451(4) 233,918(4)	205,039 202,452 191,397	144,137(5) 148,357(5) 160,112(5	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	854,628 879,319 891,370
LUIS CASTRO VP Exploration	2021 2021 2020	220,754(3) 239,312(3) 223,861(3)	154,058(4) 152,449(4) 172,982(4)	151,216 148,465 140,102	136,213(5) 129,634(5) 107,925(5)	Nil Nil Nil	Nil Nil Nil	(6) (6) (6)	662,241 669,860 644,870

1) The grant date fair value of each option granted during the years ended December 31, 2020, 2021 and 2022 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 62.06% (in 2020), 65.57% (in 2021) and 66.23% (in 2022); risk free interest rate of 1.10% (in 2020), 0.69% (in 2021) and 2.20% (in 2022); expected option life of 4 years (in 2020) and 4 years (in 2021) and 4 years (in 2022); and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

2) Comprised of performance bonuses earned during the indicated year and paid during and/or subsequent to the year end.

3) Amount paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.7358 for 2022, C$1.00=US$0.7977 for 2021, and C$1.00=US$0.7462 for 2020. No compensation amount received by Messr.  Dickson relate to his director role, as applicable.

4) Amounts represent the grant date fair market value of OLD PSUs or SUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date of C$1.00=US$0.7964 (based on the C$6.24 closing price of the Common Shares on TSX on that date) for 2022, C$1.00=US$0.7891 (based on the C$6.90 closing price of the Common Shares on TSX on that date) for 2021, and C$1.00=US$0.749 (based on the C$2.14 closing price of the Common Shares on TSX on that date) for 2020.

5) Amount paid/earned in C$ and translated to US$ at the exchange rate at the time the award was submitted to the Compensation Committee for approval of C$1.00=US$0.7347 for 2022, C$1.00=US$0.7786 for 2021, and C$1.00=US$0.7889 for 2020.

6) Perquisites (including property or other personal benefits provided to an NEO that are not generally available to all employees) did not exceed either C$50,000 or 10% of the NEO's total salary for the financial year.

7) Mr. Dickson was CFO until May 12, 2021 when he became CEO.

8) Ms. West became CFO on May 12, 2021. She was previously Vice President, Controller of the Company.

9) Mr. Gray became COO on September 15, 2020.

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Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards (including share appreciation rights) and share-based awards to NEOs outstanding as at December 31, 2022.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (9) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Daniel Dickson	130,000(3) 162,000(3) 256,000(3) 108,000(4) 115,000(5)	2.80 2.38 1.58 5.09 4.61	May 3, 2023 March 4, 2024 March 2, 2025 March 5, 2026 March 24, 2027	55,646 137,491 423,203 Nil Nil	123,000(6) 54,000(7) 60,000(8)	397,594 174,553 193,948	N/A
Christine West	15,600(3) 49,200(3) 66,000(4) 71,000(5)	2.38 1.58 5.09 4.61	March 4, 2024 March 2, 2025 March 5, 2026 March 24, 2027	13,240 81,334 Nil Nil	59,000(6) 33,000(7) 37,000(8)	190,716 106,672 119,601	N/A
Donald Gray	60,000(3) 93,000(4) 100,000(5)	4.13 5.09 4.61	September 15, 2025 March 5, 2026 March 24, 2027	Nil Nil Nil	46,000(7) 51,000(8)	148,694 164,856	N/A
Nicholas Shakesby	60,000(4) 80,000(5)	5.09 4.61	March 5, 2026 March 24, 2027	Nil Nil	119,000(6) 37,000(7) 41,000(8)	384,664 119,601 132,531	N/A
Luis Castro	73,200(3) 55,000(4) 59,000(5)	1.58 5.09 4.61	March 2, 2025 March 5, 2026 March 24, 2027	121,010 Nil Nil	88,000(6) 28,000(7) 31,000(8)	284,457 90,509 100,207	N/A

1) All option-based awards are made in C$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380.

2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2022 (based on the C$4.38 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380.

3) Options are fully vested.

4) As at December 31, 2022, 80% of these options had vested and an additional 20% would vest on March 5, 2023.

5) As at December 31, 2022, 40% of these options had vested, and an additional 20% would vest on each of March 24, 2023, September 24, 2023 and March 24, 2024.

6) Relates to Old PSUs, 100% of which vested on March 1, 2023.

7) Relates to Old PSUs, 100% of which would vest on March 4, 2024.

8) Relates to SUs, 100% of which would vest on March 23, 2025.

9) The market value of the Old PSUs and Sus that have not vested is based on the market value of the Common Shares underlying the Old PSUs or SUs on December 31, 2022 (based on the C$4.38 closing price of the Common Shares on the TSX on that date) translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380.

Incentive plan awards-value vested or earned during the year

The following table sets out information for the NEOs on value of incentive awards vested or earned during the fiscal year ended December 31, 2022.

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Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)	Non-equity incentive plan compensation - Value earned during the year ($)
DANIEL DICKSON	140,152	705,972	277,715(3)
CHRISTINE WEST	67,339	335,767	171,919(3)
DONALD GRAY	11,038	Nil	234,185(3)
NICHOLAS SHAKESBY	136,868	680,143	144,137(3)
LUIS CASTRO	100,187	507,955	136,213(3)

1) All option-based awards are made in C$.  The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7358.

2) All share-based awards related to Old PSUs and are made in C$.  The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7358.

3) Amount paid/earned in C$ and translated to US$ at the exchange rate of C$1.00=US$0.7347 in effect at the time awards were submitted to the Compensation Committee for approval.

Pension Plan Benefits

The Company and its subsidiaries do not have any pension plan arrangements in place.

Employment Agreements / Termination and Change of Control Benefits

During 2022, the Company had employment agreements or arrangements which included change of control provisions with each of the following NEOs (Daniel Dickson, Christine West, Donald Gray, Nicholas Shakesby and Luis Castro).  The change of control provisions recognize the critical nature of these positions and the individuals involved and the requirement to protect the individuals from disruption to their employment in the event of a change of control of the Company.  The change of control provisions are designed to treat the individuals in a manner consistent with industry standards for executives in similar positions.

If a change of control of the Company had occurred on December 31, 2022, the total cost to the Company of related payments to the NEOs is estimated at C$4,666,850 (US$3,444,168).  The table below summarizes the estimated incremental payments related to various termination scenarios assuming the events occurred on December 31, 2022.  Further details of the provisions for each NEO as at December 31, 2022 are described after the table.  Canadian dollar denominated amounts have been translated using the December 31, 2022 exchange rate of C$1.00=US$0.7380.

Name	Termination without Cause (C$)	Voluntary Resignation(1) (C$)	Change-in-Control(2) (C$)
DANIEL DICKSON	828,000	Nil	1,381,846
CHRISTINE WEST	534,000	Nil	903,231
DONALD GRAY	743,750	425,000	1,563,265
NICHOLAS SHAKESBY	401,185	Nil	448,493
LUIS CASTRO	335,400	Nil	370,015

1) Contingent upon providing three months' notice and on a best-efforts basis assisting the Company in finding a replacement acceptable to the Board of Directors.

2) Payable in the event of termination within six months of a change in control.

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During 2022, the Company had an employment agreement dated May 12, 2021 with Daniel Dickson (CEO) (the "CEO Agreement").  The CEO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the CEO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months.  In the event of termination within 6 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months.  The CEO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2022, the Company had an employment agreement dated May 12, 2021 with Christine West (CFO) (the "CFO Agreement").  The CFO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the CFO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to her then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of her accrued vacation pay, and her then vested stock options would remain in good standing for 12 months.  In the event of termination within 6 months of a change in control, she would be entitled to receive an amount equal to twice of her then annual base salary, plus the cash equivalent of her accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of two years' vacation pay, and her outstanding stock options would remain in good standing for 12 months.  The CFO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2022, the Company had an employment agreement dated September 15, 2020 with Donald Gray (COO) (the "COO Agreement").  The COO Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of the COO Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for 12 months.  In the event of the COO's voluntary resignation with three month's notice, he would be entitled to receive an amount equal to three months of his then annual salary, plus the pro rata amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his outstanding stock options would remain in good standing for three months.  In the event of termination within 12 months of a change in control, he would be entitled to receive an amount equal to twice of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous two years' annual bonus and the cash equivalent of two years' vacation pay, and his outstanding stock options would remain in good standing for 12 months.  The COO Agreement also contains non-competition and non-solicitation clauses effective during the term of employment.

During 2022, the Company had an employment agreement dated October 15, 2018 with Nicholas Shakesby (VP, Operations) and an employment agreement dated May 1, 2017 with Luis Castro (VP, Exploration) (collectively, the "VP Agreements").  Each VP Agreement is for an indefinite term and with provisions regarding base salary, short-term incentives, paid vacation time, eligibility for benefits, security-based compensation, and confidentiality provisions of indefinite application.  Under the terms of each VP Agreement, upon termination without cause, the executive officer would be entitled to receive an amount equal to one-half of his then annual base salary, plus the amount of the previous year's annual bonus and the cash equivalent of his accrued vacation pay, and his then vested stock options would remain in good standing for six months.  In the event of termination within six months of a change in control, he would be entitled to receive an amount equal to one-half of his then annual base salary, plus the cash equivalent of his accrued vacation pay, the amount of the previous years' annual bonus and the cash equivalent of one year of vacation pay, and his outstanding stock options would remain in good standing for 6 months.  The VP Agreements also contain non-competition and non-solicitation clauses effective during the term of employment.

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Director Compensation

Discussion of Directors' Compensation

Up until 2013, the non-employee directors of the Company were primarily compensated by way of directors' fees and stock options.  In 2013, deferred share units ("Old DSUs"), as described below, were granted to certain non-employee directors who elected to receive Old DSUs in lieu, in whole or part, of stock options and director's fees otherwise receivable.

Deferred Share Unit Plan

In May 2013, the Board established a Deferred Share Unit Plan (the "DSU Plan") which has been phased out with the implementation of the Share Unit Plan in May 2021. The purposes of the DSU Plan were to promote a greater alignment of interests between non-employee directors and the shareholders of the Company and to provide a compensation system for non-employee directors that, together with any other compensation mechanisms of the Company, reflected the responsibility, commitment and risk accompanying Board membership.

The Board could, at its complete discretion, award such number of Old DSUs to an eligible director to provide appropriate equity-based compensation for the services the director renders to the Company.  Unless otherwise determined by the Board, Old DSUs vested immediately and a director's entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

Old DSUs are paid in cash upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the director from the Board; (ii) the date of death of the director; and (iii) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the director is not an employee or director of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of Old DSUs, upon the occurrence of a change of control, all outstanding Old DSUs will become fully vested.

Retainer Fees

In December 2020, the Board determined that, effective January 1, 2021, meeting fees for Board and Board Committee meetings would be eliminated and the annual retainer for independent Board members was increased to C$55,000. An additional annual retainer is also payable to an Executive Chairman, Lead Independent Director and Chairman of each Committee of the Board. The fees are payable quarterly in cash or, if a director so elects, in equivalent value of DSUs or a combination of cash and DSUs, as at the grant date determined by the Board.

2022 Director Compensation	C$
Independent Board Member	55,000	Annual Retainer
Additional Retainer for Executive Chairman	120,000	Annual Retainer
Additional Retainer for Lead Independent Director	25,000	Annual Retainer
Additional Retainer for Chairman of the Audit Committee	15,000	Annual Retainer
Additional Retainer for Chairman of the Corporate Governance Committee	5,000	Annual Retainer
Additional Retainer for Chairman of the Compensation Committee	10,000	Annual Retainer
Additional Retainer for Chairman of the Sustainability Committee	7,500	Annual Retainer

The Company has no pension plan or other arrangement for non-cash compensation to the directors, except incentive stock options and DSUs.

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In support of the Company's goal of aligning director and shareholder interests and discourage undue and excessive risk, all the Company's directors must meet minimum share ownership requirements. The required holdings may be satisfied through holdings of Common Shares or outstanding DSUs. The director share ownership guideline is to maintain the guideline amount at three times the directors' annual retainer. The directors must acquire at least C$165,000 in Common Shares and/or DSUs within five years of being elected.

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are NEOs) during the financial year ended December 31, 2022.  For directors who are NEOs, see "Executive Compensation - Summary Compensation Table".

Name	Fees earned(1) ($)	Share- based awards(2) ($)	Option- based awards(3) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation ($)	Total ($)
MARGARET M. BECK	51,509	50,078	50,117	Nil	Nil	Nil	151,704
RICARDO M. CAMPOY	47,830	100,155	Nil	Nil	Nil	Nil	147,985
BRADFORD COOKE	81,474	Nil	100,236	Nil	Nil	Nil	181,710
GEOFFREY HANDLEY	10,118	25,041	Nil	Nil	Nil	Nil	35,159
AMY JACOBSEN	40,472	100,155	Nil	Nil	Nil	Nil	140,627
REX J. MCLENNAN	62,547	100,155	Nil	Nil	Nil	Nil	162,702
KENNETH PICKERING	45,990(4)	50,078	50,117	Nil	Nil	Nil	146,185
MARIO D. SZOTLENDER	40,472	50,078	50,117	Nil	Nil	Nil	140,666

1) Amounts paid/earned in C$ and translated to US$ at the yearly average exchange rate of C$1.00=US$0.7358.

2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company. The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date.

3) The grant date fair value of each option granted during the year ended December 31, 2022 is estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: expected volatility of 66.23%; risk free interest rate of 2.20%; expected option life of 4 years; and expected dividend rate of nil.  This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.  The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the date of grant.

4) $45,990 of this amount was settled with an aggregate of 13,921 DSUs granted under the SU Plan.

Incentive Plan Awards

Outstanding option-based awards and share-based awards

The following table sets out information on option-based awards and share-based awards to directors of the Company (other than directors who are NEOs) that were outstanding as at December 31, 2022.

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Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the-money options(1)(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
MARGARET M. BECK	18,500(4) 19,597(5)	5.09 4.61	March 5, 2026 March 24, 2027	Nil Nil	Nil	N/A	508,261(6)
RICARDO M. CAMPOY	63,000(3) 82,000(3) 18,500(4)	2.80 2.38 5.09	May 3, 2023 March 4, 2024 March 5, 2026	26,967 69,594 Nil	Nil	N/A	393,476(6)
AMY JACOBSEN	Nil	N/A	N/A	Nil	Nil	N/A	65,134(6)
REX J. MCLENNAN	Nil	N/A	N/A	Nil	Nil	N/A	1,013,791(6)
KENNETH PICKERING	39,000(3) 19,597(5)	1.58 4.61	March 2, 2025 March 24, 2027	64,472 Nil	Nil	N/A	961,509(6)
MARIO D. SZOTLENDER	31,500(3) 82,000(3) 18,500(4) 19,597(5)	2.80 2.38 5.09 4.61	May 3, 2023 March 4, 2024 March 5, 2026 March 24, 2027	13,483 69,594 Nil Nil	Nil	N/A	771,295(6)
BRADFORD COOKE(7)	406,000(3) 257,000(3) 206,000(3) 7,839(3) 80,400(3)	1.58 2.38 2.80 4.61 5.09	April 3, 2023 April 3, 2023 April 3, 2023 April 3, 2023 April 3, 2023	671,173 218,118 88,177 Nil Nil	Nil	Nil	1,136,623(8)(9)

1) All option-based awards are made in C$.  The option exercise price and value of unexercised in-the-money options have been translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380.

2) Represents the difference between the market value of the Common Shares underlying the options on December 31, 2022 (based on the C$4.38 closing price of the Common Shares on TSX on that date) and the exercise price of the options translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380.

3) Options are fully vested.

4) As at December 31, 2022, 80% of these options had vested and an additional 20% would vest on March 5, 2023.

5) As at December 31, 2022, 40% of these options had vested, and an additional 20% would vest on each of March 24, 2023, September 24, 2023 and March 24, 2024.

6) Represents the value of outstanding Old DSUs and DSUs, which were fully vested upon granting.  The value of Old DSUs and DSUs is calculated using the closing price of the Common Shares of the Company on December 31, 2022 (based on the C$ 4.38 closing price of the Common Shares on the TSX on that date translated at the December 31, 2022 exchange rate of C$1.00=US$0.7380) times the number of Old DSUs and DSUs outstanding.

7) Mr. Cooke ceased to be a director of the Company upon his passing on August 16, 2022.

8) The vesting and number of Common Shares underlying Mr. Cooke's PSUs was adjusted based on a pro-rated performance period ending on the date of his passing (August 16, 2022). As at such date, Mr. Cooke held fully vested PSUs for an aggregate total of 350,829 Common Shares issuable upon settlement.

9) Represents the value of vested PSUs on December 31, 2022 (based on the C$ 4.39 closing price of the Common Shares on the TSX on the date of vesting of August 16, 2022 at the December 31, 2022 exchange rate of C$1.00=US$0.7380) times the number of PSUs outstanding.

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The following table sets out information for directors of the Company (other than directors who are NEOs) on value of incentive awards vested or earned during the fiscal year ended December 31, 2022.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
MARGARET M. BECK	Nil	50,078	Nil
RICARDO M. CAMPOY	Nil	100,155	Nil
BRADFORD COOKE (3)	222,273	1,136,623(4)(5)	Nil
GEOFFREY HANDLEY	Nil	25,041	Nil
AMY JACOBSEN	Nil	100,155	Nil
REX J. MCLENNAN	Nil	100,155	Nil
KENNETH PICKERING	35,586	50,078	Nil
MARIO D. SZOTLENDER	Nil	50,078	Nil

1) All option-based awards are made in C$.  The value vested during the year has been translated at the yearly average exchange rate of C$1.00=US$0.7358.

2) Amounts represent the grant date fair market value of DSUs, as determined by the Board at the time of grant and based on the then market price of the Common Shares of the Company.  All DSUs were fully vested upon granting.  The fair market value was calculated in C$ and translated to US$ at the exchange rate in effect on the grant date.  Does not include vested DSUs granted to settle directors' fees otherwise payable in cash.

3) Mr. Cooke ceased to be a director of the Company upon his passing on August 16, 2022.

4) The vesting and number of Common Shares underlying Mr. Cooke's PSUs was adjusted based on a pro-rated performance period ending on the date of his passing (August 16, 2022). As at such date, Mr. Cooke held fully vested PSUs for an aggregate total of 350,829 Common Shares issuable upon settlement.

5) Represents the value of vested PSUs on December 31, 2022 (based on the C$4.39 closing price of the Common Shares on the TSX on the date of vesting of August 16, 2022 at the December 31, 2022 exchange rate of C$1.00=US$0.7380) times the number of PSUs outstanding.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information on the Company's equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2022.

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Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders (Stock Option Plan) (1)	3,899,630	C$4.09	5,582,607
Equity compensation plans approved by securityholders (PSU Plan) (2)	842,000	N/A	Nil
Equity compensation plans approved by securityholders (Share Unit Plan) (3)	420,596	N/A	2,424,075
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	5,487,200		7,236,724

1) As at December 31, 2022, the total number of Common Shares that may be reserved and authorized for issuance pursuant to options granted under the Stock Option Plan was 5% of the issued and outstanding Common Shares (being 9,482,237Common Shares as at December 31, 2022).

2) As at December 31, 2022, the PSU Plan was phased out and no further Old PSUs were to be granted under the PSU Plan.  Vested Old PSUs are redeemable, at the election of the Board in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date or a combination of cash or Common Shares.  See "Compensation of Executive Officers and Directors - Executive Compensation - Performance Share Unit Plan."

3) As at December 31, 2022, the total number of Common Shares that may be reserved and authorized for issuance pursuant to SUs and DSUs awarded under the Share Unit Plan was 1.5% of the issued and outstanding Common Shares (being 2,844,671Common Shares as at December 31, 2022). As at that date, 316,000 SUs and 104,596 DSUs were outstanding.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

Indebtedness of Directors and Executive Officers

As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for "routine indebtedness" as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

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Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein or as previously disclosed in an information circular of the Company, no informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2022 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Audit Committee Disclosure

Pursuant to National Instrument 52-110 - Audit Committees, disclosure relating to the Company's Audit Committee is contained in Item 16.2 of the Company's AIF dated March 29, 2023 for the financial year ended December 31, 2022 filed on SEDAR on March 30, 2023.

DATED as of the 4th day of April, 2023.

BY ORDER OF THE BOARD

"Daniel Dickson"

DANIEL DICKSON

Director and CEO

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SCHEDULE "A"

Amended and Restated Advance Notice Policy

The Company is committed to: 1) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; 2) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and 3) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

 1. Purpose

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the "Board") that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or applicable stock exchanges and to address changes in industry standards from time to time as determined by the Board.

 2.Policy

a) Nominations of Directors

Nominations of persons for election to the Board may be made at any annual meeting of shareholders of the Company, or at any special meeting of shareholders of the Company if one of the purposes for which the special meeting is called is the election of directors. Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the "Act"), the articles of the Company and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any such annual or special meeting of shareholders of the Company, nominations of persons for election to the Board may be made only:

i. by or at the direction of the Board, including pursuant to a notice of meeting;

ii. by or at the direction or request of one or more shareholders pursuant to a valid "proposal" as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

iii. pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

iv. by any person (a "Nominating Shareholder") who:

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of  business on the record date fixed by the Company for such meeting (A) is a "registered owner" (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (B) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice referred to in section 4 must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

in either case, complies with the notice procedures set forth below in this Policy.

b) In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with section 3) and in proper written form (in accordance with section 4) to the Chief Executive Officer of the Company at the principal executive offices of the Company.

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c) To be timely, a Nominating Shareholder's notice to the Chief Executive Officer of the Company must be made:

i. in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that if the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement (as defined in section 6(c)) of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth day following the Notice Date; and

ii. in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

In the event of an adjournment or postponement of a meeting of shareholders or the announcement thereof, any reference to the date of an annual general meeting of shareholders or a special meeting in this paragraph 3 shall be deemed to refer to the date of the adjourned or postponed meeting.

d) To be in proper written form, a Nominating Shareholder's notice must be addressed to the Chief Executive Officer of the Company, and must set forth:

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

i. the name, age, business address and residential address of the person;

ii. the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice;

iii. the citizenship of such person;

iv. the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

v. the amount and material terms of any other securities, including any options, warrants or convertible securities which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

vi. a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination; and

vii. a statement that the person is not prohibited or disqualified from acting as a director of the Company under the Act, Applicable Securities Laws (as defined in section 7(a)) or any other legislation.

The full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company.

Any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

Such Nominating Shareholder's notice must be accompanied by a written consent to act as a director of the Company as required under section 121 of the Act, duly signed by the person being nominated for election as a director.

e) In addition, the Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that would reasonably be expected to be material to a reasonable shareholder's understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder's notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

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f) No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or at the discretion of the chairman of the meeting. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the chairman of the meeting determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

 3. For purposes of this Policy:

a) "Applicable Securities Laws" means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States;

b) "business day" means any day other than Saturday, Sunday or any statutory holiday in the City of Vancouver, British Columbia, Canada.

c) "public announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company pursuant to this Policy may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the Chief Executive Officer of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer of the Company at the address of the principal executive offices of the Company or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

 4. Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

 5. Effective Date

This Policy was approved and adopted by the Board on November 5, 2022, as amended and restated, and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company's next shareholder meeting following the effective date of this Policy, this Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect and the Company's former Advance Notice Policy as adopted by the Board on April 11, 2013 and approved by the shareholders of the Company on May 22, 2013 shall, from and after the date of such shareholder meeting, be reinstated and in full force and effect.

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Endeavour SILVER

Suite 1130 – 609 Granville St
Vancouver, B.C. Canada V7Y 1G5
Telephone numbers:
1 877.685.9775 (North America) or
1- 604.685.9775 (International)
Email: info@edrsilver.com